Progressive Waste Solutions Ltd. – March 31, 2016 - 1

Progressive Waste Solutions Ltd.                                                                                                           Exhibit 99.1

MD&A for the three months ended March 31, 2016

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward‑looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward‑looking statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A.  We caution readers that the list of factors is illustrative and by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry is fragmented and competitive, requiring operational expertise, labour, capital resources and assets.  Industry participants compete for collection accounts based on quality of service and price and compete for transfer station and landfill volumes based on tipping fees, geographic location and environmental practices.  The North American non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States (“U.S.”), which we believe will continue, as evidenced by the proposed business combination between us and Waste Connections, Inc.

The industry comprises the collection, transportation and transfer of non-hazardous solid waste (“waste”) to disposal facilities which include landfills, incinerators and composting or recycling facilities. Non-hazardous solid waste includes commercial, industrial and residential waste, including household and yard waste.  Non-hazardous solid waste is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of this waste.  The principal services offered in our industry are summarized below.

Collection.  Waste is collected from commercial, industrial and residential customers.  Commercial collection typically involves the use of front and rear-end load trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider.  Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large roll-off containers placed at manufacturing businesses or construction and demolition (“C&D”) sites. Residential waste collection involves the curbside collection of residential waste using rear, side and automated front-load trucks. Residential waste collection services are provided by municipalities, or companies that contract either with municipalities or directly with individual homeowners, homeowners’ associations, apartment building owners or similar groups.  Once collected, waste or recyclable material is transported to a transfer station or directly to a disposal or recycling facility.

Transfer Stations.  Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site.  Waste is received at the transfer station from collection trucks, sometimes sorted, and then transferred in large volumes to landfills or other waste disposal or recycling facilities.  This consolidation reduces the costs associated with transportation and may allow transfer station operator’s to obtain volume discounts on disposal rates at landfills and other disposal facilities.  Transfer stations also facilitate the efficient use of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites.  Transfer

Progressive Waste Solutions Ltd. – March 31, 2016 - 2

stations can handle waste received from commercial and residential collection operations and most industrial waste.  Some transfer stations are constructed to only receive specialized waste, such as C&D debris.

Landfills.  Landfills are the primary waste disposal facility for waste.  Landfills must be designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations.  These regulations also dictate the type of waste that may be received by the landfill.  Landfill operations include excavation of earth, spreading and compacting of waste and covering waste with earth or other inert material.

Other Disposal Facilities.  Other alternative disposal facilities include composting facilities, digestion, incineration or thermal processing.  Digestion involves the processing of organic waste in an oxygen starved environment into residues and recoverable methane gas which is typically used as a fuel to produce power.  Composting involves processing certain types of organic materials (leaf and yard wastes, food wastes and other organic matter, including paper, wood and organic sludges) into reusable and non-putrescible soil conditioners and other products.  Incineration facilities generally accept non-hazardous solid waste and are typically designed to incinerate the waste, often to generate electricity or steam.  Thermal processing involves the conversion of wastes into gasses, sometimes referred to as syngases, which are often used to produce power, synthetic fuels or natural gas.

Recycling.  Recovery and recycling involve operations in which certain types of waste material, including wood, paper, cardboard, plastic, glass, aluminum and other metals, are sorted, processed and resold as recycled material.  After processing and sorting, purchasers of this material generally pay a fluctuating spot market price for recycled materials.  Waste for which there is no market is shipped to a disposal facility, which is typically a landfill.

Corporate Overview

As one of North America’s largest full-service waste management companies, we provide waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states, and the District of Columbia, and in six Canadian provinces.  We serve our customers using a vertically integrated suite of collection and disposal assets.

Our West and East segments, collectively our U.S. segments, operate principally under the Progressive Waste Solutions, IESI and WSI brands and provide vertically integrated waste collection, recycling and disposal services in two geographic regions: the West, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the East, consisting of various service areas in Florida, New York, New Jersey, Pennsylvania, Maryland, Virginia, South Carolina and the District of Columbia.

Our North segment, representing our Canadian business, operates principally under the Progressive Waste Solutions and WSI brands.  We provide vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec and we also provide disposal services in the province of Saskatchewan.  We believe we are one of Canada’s two largest waste management companies.

Our operating philosophy is to develop strong integrated collection and disposal operations.  We believe that collection density provides us with the flexibility to pursue various strategies that drive revenue growth, margin expansion and free cash flow(B).  Our collection operations are supported by our transfer stations, landfills and material recovery facilities (“MRFs”), collectively our post collection service lines.  The integration of our collection, transfer and disposal operations enhances the operating leverage in our business model.  Our ability to internalize a significant portion of the waste we collect strengthens our margin profile and our local operations position in the markets we serve.  We focus on markets where we can implement our operating philosophy to optimize our return on assets and invested capital and drive additional growth and profitability.

We benefit from our longstanding relationships with many of our commercial, industrial and residential customers, which provide a high degree of stability for our business.  The majority of revenue derived from our commercial and many of our industrial customers is contractual having typical terms of three-to-five.  These contracts provide us with predictable, recurring revenue and typically provide us with the ability to make annual indexed fee adjustments.  Our contracts often provide us with the ability to pass through fuel, disposal, transportation and other surcharges to cover increasing costs.  Many of our commercial and industrial contracts automatically renew on expiry of their original term.

We are focused on optimizing our return on the assets and believe that improving asset utilization drives growth and profitability.

Progressive Waste Solutions Ltd. – March 31, 2016 - 3

Pending Merger with Waste Connections, Inc.

On January 18, 2016, we entered into a definitive agreement and plan of merger (the “Merger Agreement”) with and among Waste Connections, Inc. (“WCI”) and Water Merger Sub LLC (“Merger Sub”), our direct wholly-owned subsidiary.  Pursuant to the Merger Agreement, we will combine with WCI in an all-stock merger.  Merger Sub will merge with and into WCI, with WCI continuing as the surviving entity (the “Merger”).  In consideration for the Merger, WCI stockholders will receive common shares of Progressive Waste Solutions Ltd. (the “Company”) and become shareholders of the Company.  It is anticipated that our shareholders and WCI stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the outstanding common shares of the Company immediately after completion of the Merger.  The Merger and the related transactions contemplated by the Merger Agreement were unanimously approved by both companies’ Boards of Directors.

The Merger was negotiated on an implied exchange ratio of 0.4815 per share of WCI common stock for each common share of the Company.  As a result, WCI shareholders will receive 2.076843 common shares of the Company for each share of WCI common stock that they own.  Following completion of the Merger, the Company will change its name to “Waste Connections, Inc.” and it is anticipated that the Company’s common shares will trade on both the New York Stock Exchange (the “NYSE”) and Toronto Stock Exchange (the “TSX”) under the symbol WCN.

Strategic and financial benefits

The business combination of the Company with WCI is consistent with the strategic goals of both companies, and will create enhanced scale and a stronger financial profile.

Expanded operational footprint

On closing of the Merger, the combined company will have an integrated network of solid waste operations across North America.  The proposed Merger brings together vertically integrated and complementary asset bases under WCI’s operational model.

Strong and diversified revenue streams

The Merger will combine two entities that have delivered strong organic growth within the industry.  The combined company will benefit from a diverse revenue base and will have strategic assets uniquely positioned for continued growth.  The combination of WCI’s differentiated position in mostly secondary and exclusive U.S. markets with our strong market position in Canada and complementary U.S. markets, particularly in our commercial services line, will result in a high quality of revenue, operating margin and free cash flow(B).

Transaction structure and approvals

The transaction is structured as a reverse merger pursuant to which Merger Sub will merge with and into WCI, with each share of WCI stock automatically converting into the right to receive 2.076843 common shares of the Company.  Additionally, pursuant to the Merger Agreement, we will assume certain outstanding equity incentive awards of WCI outstanding immediately prior to the Merger.  Each WCI equity incentive award that the Company assumes will entitle its holder to receive common shares of the Company in lieu of shares of WCI common stock (adjusted in accordance with the 1:2.076843 exchange ratio noted above).

Subject to applicable shareholder approval and approval by the TSX, immediately following completion of the Merger, we expect to consolidate our common shares on the basis of 0.4815 (1 divided by the 2.076843 exchange ratio noted above) of a common share on a post-consolidation basis for each common share outstanding on a pre-consolidation basis.  If the share consolidation is implemented, WCI shareholders will instead receive one common share of the Company for every one share of WCI common stock held (and holders of WCI equity incentive awards assumed by the Company will similarly have the right to receive one common share of the Company for every one share of WCI common stock attributable to the assumed equity incentive awards).  Following the consolidation, there will be approximately 175 million common shares of the Company outstanding and on a fully diluted basis.

The Merger and the other transactions contemplated by the Merger Agreement are expected to be non-taxable to our shareholders.  The Merger is subject to customary closing conditions, including the approval of both companies’ shareholders, U.S. antitrust approval, which received early termination approval in February, and approval from the TSX.  The consummation of the Merger is not conditioned on our shareholders approving the share consolidation.

Time to close

The transaction is expected to close in the second quarter of 2016.

Progressive Waste Solutions Ltd. – March 31, 2016 - 4

Introduction

The following is a discussion of our interim consolidated financial condition and results of operations for the three months ended March 31, 2016, which has been prepared with all available information up to and including April 26, 2016.  All amounts are reported in U.S. dollars, unless otherwise stated, and prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).  This discussion should be read in conjunction with our three months ended March 31, 2015 interim condensed consolidated financial statements (“financial statements”), including notes thereto, our MD&A and our consolidated financial statements for the years ended December 31, 2015 and December 31, 2014, each of which can be found at www.sedar.com and www.sec.gov.  Readers can also find Progressive Waste Solutions Ltd.’s (the “Company”) annual information form for the year ended December 31, 2015 posted on these sites as well.

Reorganization and other changes

In connection with our reorganization announced April 30, 2015, and as further outlined in footnote (D), we changed our segments to align with the reorganized structure of our regional management group.  In addition, we also reclassified certain facility costs incurred by our operating locations from selling, general and administration (“SG&A”) expense to operating expense, as outlined in footnote (C).  We believe the reclassification aligns our classification of these costs with our peers.  Finally, we elected to include working capital adjustments for capital and landfill expenditures in the determination of free cash flow(B) to better reflect the way we manage this spending in a given period or year.  All previous period amounts have been reclassified to conform to the current period presentation, as outlined in footnote (E).

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial results with our peers.  Reporting our financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in our reported amounts because our complement of assets and operations are larger in the U.S. than they are in Canada.  However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars (“C$”) using the current rate method of accounting.  The resulting translation adjustments are included in other comprehensive income or loss.  Our consolidated Canadian dollar balance sheet is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  Translating our financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in operations outside of Canada.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and reflect noon rates according to the Bank of Canada.

	2016			2015
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.7225		$0.7820
March 31	$0.7710	$0.7274	$0.7274	$0.7885	$0.8057	$0.8057

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FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the FX impact on select results for the three months ended March 31, 2016.

				Three months ended
	March 31, 2015	March 31, 2016	March 31, 2016	March 31, 2016	March 31, 2016
	(as reported)(C)(E)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$460,205	$27,561	$487,766	$(16,328)	$471,438
Operating expenses	297,500	14,010	311,510	(8,967)	302,543
Selling, general and administration	58,716	27,690	86,406	(4,693)	81,713
Amortization	64,009	3,843	67,852	(2,070)	65,782
Net gain on sale of capital and landfill assets	(9,194)	9,053	(141)	3	(138)
Operating income	49,174	(27,035)	22,139	(601)	21,538
Interest on long-term debt	15,456	(1,643)	13,813	(1,351)	12,462
Net foreign exchange (gain) loss	(283)	1,550	1,267	(123)	1,144
Net loss on financial instruments	10,759	4,660	15,419	(1,557)	13,862
Income (loss) before net income tax expense (recovery)	23,242	(31,602)	(8,360)	2,430	(5,930)
Net income tax expense (recovery)	5,121	(9,324)	(4,203)	283	(3,920)
Net income (loss)	$18,121	$(22,278)	$(4,157)	$2,147	$(2,010)

Adjusted EBITDA(A)	$106,872	$10,283	$117,155	$(4,882)	$112,273
Adjusted EBITA(A)	$54,161	$6,257	$60,418	$(3,009)	$57,409
Adjusted operating income or adjusted operating EBIT(A)	$52,057	$(2,613)	$49,444	$(2,815)	$46,629
Adjusted net income(A)	$28,242	$(537)	$27,705	$(701)	$27,004
Free cash flow(B)	$34,685	$(2,160)	$32,525	$(2,243)	$30,282

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Review of Operations - For the three months ended March 31, 2016

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Revenues
	Three months ended
	March 31
	2016	2015(D)	Change

Total	$471,438	$460,205	$11,233

North	$151,573	$153,881	$(2,308)
West	$165,829	$158,392	$7,437
East	$154,036	$147,932	$6,104

Gross revenue by geography and service type

	Three months ended March 31, 2016				Three months ended March 31, 2015
	Canada - stated in thousands of C$	Canada - percent-age of revenues	U.S.	U.S. - percent-age of revenues	Canada - stated in thousands of C$	Canada - percent-age of revenues	U.S.	U.S. - percent-age of revenues

Commercial	$87,188	41.8	$100,482	31.4	$85,131	44.6	$101,002	33.0
Industrial	33,889	16.3	59,750	18.7	35,496	18.6	53,451	17.4
Residential	36,562	17.5	85,772	26.8	33,396	17.5	81,886	26.7
Transfer and disposal	56,234	27.0	108,197	33.8	53,982	28.3	97,506	31.8
Recycling	7,625	3.7	5,612	1.8	6,975	3.7	6,518	2.1
Other	17,817	8.5	2,977	0.9	7,234	3.8	5,768	1.9
Gross revenues	239,315	114.8	362,790	113.4	222,214	116.5	346,131	112.9

Intercompany	(30,925)	(14.8)	(42,925)	(13.4)	(31,225)	(16.5)	(39,807)	(12.9)
Revenues	$208,390	100.0	$319,865	100.0	$190,989	100.0	$306,324	100.0

Revenue growth or decline components – expressed in percentages and excluding FX

	Three months ended March 31, 2016			Three months ended March 31, 2015
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Price	2.5	1.0	1.6	2.6	1.3	1.8
Fuel surcharges	(2.2)	(0.3)	(1.0)	(0.6)	(1.0)	(0.9)
Recycling and other	4.7	(0.5)	1.5	(0.9)	(0.9)	(0.9)
Total price growth (decline)	5.0	0.2	2.1	1.1	(0.6)	-

Volume	4.1	4.8	4.5	2.2	0.3	1.0
Total organic revenue growth (decline)	9.1	5.0	6.6	3.3	(0.3)	1.0

Net acquisitions	-	(0.6)	(0.4)	0.1	1.6	1.1
Total revenue growth	9.1	4.4	6.2	3.4	1.3	2.1

Three months ended

On a consolidated basis, revenues increased approximately $11,200, which includes the negative impact of FX of approximately $16,300.  At FX parity, revenues grew approximately $30,900 with approximately C$17,400 attributable to our North segment, and the balance, approximately $13,500, due to the combined growth in our East and West segments (collectively our “U.S. segments”).  On a consolidated basis, and at FX parity, pricing across all service lines accounted for approximately $7,900 of the improvement.  Commercial pricing was up about 2.9% over the same period last year, and accounted for approximately $5,300 of the consolidated improvement to revenues.  Each of our segments recorded price improvements, but our North and West segments were the primary contributors to this growth.  Industrial and residential

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collection pricing was also up on a consolidated basis, and while not as strong as commercial pricing, the improvement was approximately 1.1% and 0.8%, respectively.  Landfill pricing was also up between periods on higher pricing in our West segment.  Commodity pricing advanced revenue growth by approximately $7,300 between periods on improvements in our North segment of approximately C$9,000.   The increase in commodity pricing includes additional revenues generated from our gas plant at Lachenaie.  A portion of the additional gas plant revenues were recorded in the current quarter from volumes delivered in 2015 totaling approximately $2,000 for which revenue could not be recognized earlier due to the uncertainty of amount.  Lower revenues from fuel surcharges totaling approximately $5,000 partially offset the growth in revenues between periods.  Lower fuel surcharges reflect the lower cost of diesel fuel, coupled with our conversion of some fuel surcharges to price.  Consolidated volumes grew approximately 4.5% and contributed approximately $22,800 to the improvement in revenues.  Volume growth in our North segment contributed approximately C$8,000 to this improvement, while our U.S. segments delivered the balance of the improvement totaling approximately $9,900 in the East and about $4,900 in the West.  On a consolidated basis, volume growth at our landfills improved 21.8% and delivered approximately $9,800 to the improvement in revenues from volume growth.  The largest contributor to this improvement was our East segment which delivered approximately $6,600 of additional revenues, most of which was centered in the northern portion of this segment due to favourable weather in the quarter.  Our collection service lines also experienced solid volume growth on a consolidated basis delivering approximately $12,400 of additional revenues on higher volumes from our residential collection service lines which produced approximately $6,500 more revenue this quarter compared to last.  Residential contract wins in Florida and the central portion of our North segment, were the primary contributors to this improvement.  Industrial volume growth contributed approximately $3,500 to the improvement in revenues and volumes in our commercial collection line also improved consolidated revenues by approximately $2,400.  Industrial volume growth in our Florida operations contributed to the improvement in the East segment, and volumes throughout our West segment saw organic improvement over the same period last year.  The improvement in commercial volumes was attributable to our West segment, most notably in our Louisiana operations, and our North segment saw volumes in the western portion of its operations outpace the mark set in the comparative period.  Net acquisitions, representing contributions from recently acquired companies net of divestitures, was a negative to revenues by approximately $2,000.  The impact to revenue from the divestiture of our Long Island, New York operations in February 2015, exceeded revenue growth from acquisitions completed in 2015.

Excluding the impact of FX, revenues in our North segment grew approximately C$17,400 period-over-period.  Higher pricing across most service lines contributed about C$4,700 to the growth in revenues.  We continued to see stronger commercial pricing in the quarter, which was up approximately C$4,100 or 4.9% over the same period last year.  Lower fuel surcharges were the result of lower diesel fuel prices, coupled with our conversion of some fuel surcharges to price, which was a drag to revenues by approximately C$4,300.  Higher commodity prices delivered additional revenues of approximately C$9,000 compared to the first quarter last year.  As outlined above, the operation of our Lachenaie gas plant was the principal driver of the improvement in commodity based revenues.  Volumes in our North segment advanced revenues by about C$8,000 period-over-period.  Volume growth in our residential service line reflects a contract win in the central portion of this segment and higher landfill volumes were due in large part to favourable weather in the quarter.  Combined, these two improvements delivered additional revenues of approximately C$4,700.  Higher volumes of gas produced by our Lachenaie gas plant also delivered higher revenues.  These improvements were partially offset by a decline in industrial volumes, down approximately C$800 from the prior year period due to economic softness in the western portion of our North segment.

Revenues in our West segment improved approximately $7,400 compared to the same period last year.  Volumes and price growth were the primary reason for this increase, representing approximately $4,900 and $2,400 of the improvement to revenues, respectively.  Volume improvements came from commercial, industrial and landfill volume growth.  Commercial volume growth was visible throughout our Texas, Missouri and Arkansas operations, but most pronounced in Louisiana.  Industrial volumes delivered higher revenues mostly from organic growth in Texas, while landfill volumes were ahead of the prior year mark at our Timberlane, Turkey Creek and Champ landfills.  Pricing was stronger across all service lines in the West, most of which was attributable to this segments’ commercial service line which grew revenues from price by approximately 2.2%.  Better pricing in this segment’s landfill and industrial operations advanced revenues by approximately 3.6% and 1.6%, respectively.  Commodity pricing was lower on a comparative basis, as was the cost of diesel fuel resulting in lower fuel surcharge revenues.  Contributions from acquisitions improved revenues approximately $800 in the quarter.

Revenues in our East segment increased about $6,100 period-over-period.  Higher volumes were the primary contributor to the improvement, most notably from stronger landfill volumes.  Favourable weather conditions gave rise to higher volumes received by our Seneca Meadows landfill, and special waste volumes and a contract win in the second quarter of last year delivered higher volumes to our Blue Ridge landfill.  Improvements to residential volumes from a contract win in our Florida operations and stronger industrial volumes, also in Florida, contributed to higher revenues this quarter compared to the same period last year.  Pricing was up across all service lines in this segment, except at our landfills which saw a marginal decline in pricing due to the mix of materials received, but the overall price improvement was modest.  These improvements to revenue

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were partially offset by lower fuel surcharges and commodity pricing which combined for lower period-over-period revenues of approximately $1,800, of which approximately $1,100 was attributable to commodities.  The divestiture in the prior year of our Long Island, New York operations, net of acquisitions, delivered lower comparative revenues of approximately $2,800.

Please refer to the Outlook section of this MD&A for additional discussion of the economic trends affecting revenues, our strategy and our operations.

Operating expenses
	Three months ended
	March 31
	2016	2015(C)(D)	Change

Operating expenses	$302,543	$297,500	$5,043

North	$83,242	$91,998	$(8,756)
West	$112,059	$102,890	$9,169
East	$107,242	$102,612	$4,630

Three months ended

On a consolidated and as reported basis, operating expenses increased by approximately $5,000.  When FX is excluded, operating expenses increased by approximately $14,000.  In the quarter, we experienced increases in transportation costs, higher costs for the sale of equipment, labour, repairs and maintenance (“R&M”), equipment and facility costs and landfill operating costs.  These cost increases were partially offset by lower vehicle operating and disposal costs.

Transportation costs increased between periods by approximately $1,700.  Higher transportation costs are attributable to our East and West segments which saw increases of approximately $800 and $900, respectively.  Higher transportation costs for in bound soils received at our JED landfill and higher costs to transport waste volumes into our Blue Ridge landfill’s, were partially offset by transportation costs previously incurred by our divested Long Island, New York operations in our East segment.  Transportation costs in our West segment increased on higher transfer station volumes received that required transportation to disposal facilities, coupled with acquisitions.

The cost of equipment sold increased approximately $1,700 on a consolidated basis.  Our East segment increased approximately $2,100 between periods due to the sale of carts to a city in Florida.  The cost of equipment sold in our North segment partially offset this increase, declining approximately $700 due to the sale of carts to a city in the eastern portion of this segment last year that wasn’t repeated in the current quarter.

Labour costs increased approximately $8,800 quarter-over-quarter, increasing across each of our segments on a comparative basis.  The increase in our West segment totaled approximately $3,300, while our East and North segments experienced increases of approximately $2,300 and $3,200, respectively.  The increase in labour expense in the West reflects organic growth in this segment, coupled with wage increases and higher labour hours due to equipment downtime.  In our East segment, residential contract wins contributed to the increase in labour costs, coupled with organic and acquisition growth in this segment.  These increases were partially offset by the divestiture of our Long Island, New York operations that we disposed of late in the first quarter last year.  Our North segment saw its labour costs rise on higher group benefit costs and labour expense attributable to the start-up of a residential collection contract in the first quarter this year.

R&M costs increased approximately $3,500 with approximately $2,600 of this increase attributable to our operations in the West.   Acquisitions, organic growth, revenue mix, coupled with a rejuvenated maintenance program and significant costs attributable to container maintenance in the quarter, are the primary reasons for the uptick in R&M costs.  The East segment experienced higher R&M costs quarter-over-quarter as a result of acquisitions and organic business growth outpacing the divestiture of the Long Island, New York operations in the prior year period.

Equipment and facility costs increased approximately $2,500 between periods.  Approximately $1,200 of the increase occurred in our East segment, while the West segment saw an increase of approximately $1,100.  Vehicle and equipment rental costs were the primary reason for the increase across both segments.  Acquisitions net of divestitures account for the bulk of the remaining between period change.

Landfill operating costs rose approximately $2,300 quarter-over-quarter.  The East segment saw its costs rise approximately $1,600, while costs in the West increased about $600.  Leachate costs at our Seneca Meadows landfill were approximately

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$1,200 higher this quarter compared to last, and cover materials and gas system maintenance at this site was also higher comparatively.  Higher leachate costs at our Turkey Creek landfill was the primary contributor to the increase in landfill operating costs in the West segment.  Heavy rains and milder weather were contributing factors to the increase in leachate treatment costs.

Vehicle operating costs were lower by approximately $5,800.  The decline in fuel prices spanned across all of our segments, and in the case of our East segment lower operating costs were partly attributable to the divestiture of certain operations, net of acquisitions.

Disposal costs declined approximately $1,600 due principally to an approximately $2,200 decline in costs incurred by our East segment.  Internalization of certain wastes and the divestiture of this segments Long Island, New York operations are the principal reasons for the decline.

On a consolidated basis, operating margins improved period-over-period by approximately 40 basis points.  Operating margins in the North improved by approximately 490 basis points on higher revenues from our Lachenaie gas plant and lower fuel surcharge revenues and lower diesel fuel costs.

Operating margins in our West segment were 32.4% compared to 35.0% last year.  The decline in margins reflects acquisition and organic growth which resulted in higher labour, R&M, disposal and transportation costs.  Higher R&M costs for container repairs, higher rental expenses for certain vehicles and equipment, and higher landfill operating costs were partially offset by lower diesel fuel costs.

Operating margins in our East segment were 30.4% this quarter versus 30.6% last year.  Excluding the sale of carts to a city in Florida from both revenues and operating expense, operating margins in our East segment would have improved approximately 20 basis points versus the posted decline of a similar amount.  Lower disposal and fuel costs, were fully offset by higher labour, rental expense for certain vehicles and equipment, landfill operating costs and costs of equipment sold.  Each of these changes is addressed in greater detail above.

SG&A
	Three months ended
	March 31
	2016	2015(C)(D)	Change

Total	$81,713	$58,716	$22,997

North	$11,385	$12,997	$(1,612)
West	$14,593	$13,629	$964
East	$13,966	$16,078	$(2,112)
Corporate	$41,769	$16,012	$25,757

Three months ended

On an as reported and consolidated basis, SG&A expense increased approximately $23,000 between periods or approximately $27,700 when FX is excluded.  Costs incurred as a result of our proposed merger with WCI, including severance costs, retention bonuses, consulting, legal and advisory fees, filing costs and fairness opinions, added approximately $21,900 of expense to this period’s results, representing an increase over non-operating expenses incurred in the prior year period of approximately $20,300.  The recent rise in our share price added additional expense of approximately $2,000 for stock options that are issued outside our long-term incentive plans.  These two items account for approximately $22,300 of the period-over-period increase in SG&A expense on a reported basis.

On an adjusted basis, the reported increase in SG&A expense is approximately $800.  Salary expense benefited from the termination of certain employees, however, the increase in our share price more than offset this benefit due to the rise in expense attributable to equity linked long-term incentive awards.  Looking beyond salaries, all other SG&A expenses declined by approximately $1,100 on lower professional fees and other SG&A expenses, partially offset by higher facility and office costs and travel and entertainment expense.

In our North segment, reported SG&A expense declined approximately $1,600, which is principally attributable to FX.  Net of FX, SG&A declined modestly on lower professional fees and other SG&A expenses.  Our West segment turned in an increase in SG&A expense of approximately $1,000.  Higher salaries is the primary reason for the increase, reflecting the hire of certain

Progressive Waste Solutions Ltd. – March 31, 2016 - 10

managers, including sales and region staff, safety trainers and human resource support personnel.  In our East segment, SG&A expense declined approximately $2,100 on lower bad debt expense.

Adjusted SG&A expense as a percentage of revenues was 12.0% in the first quarter of 2016 compared to 12.1% in the same period last year.  The between period change is due in part to lower professional and other SG&A expenses, partially offset by higher salary costs.

Amortization
	Three months ended
	March 31
	2016	2015(D)	Change

Total	$65,782	$64,009	$1,773

North	$18,898	$20,042	$(1,144)
West	$21,805	$21,788	$17
East	$24,617	$21,758	$2,859
Corporate	$462	$421	$41

Three months ended

On a consolidated basis, amortization expense increased approximately $1,800 compared to the same period last year.  When FX is excluded, the increase rises to approximately $3,800.  Excluding the impact of FX, amortization expense attributable to capital assets increased approximately $3,000, while amortization expense for landfill assets rose about $1,000.  Intangible asset amortization expense declined approximately $200.

We recorded higher amortization expense for capital assets in our North segment due in large part to our recent decision to cease the operation of our hydro generating plant at our Lachenaie landfill, which resulted in an impairment charge in the current quarter of approximately $1,500.  We expanded our fleet of vehicles to service a new residential collection contract in the central portion of this segment which also contributed to the increase in amortization expense between periods.  Landfill amortization was lower in the first quarter this year on lower amortization rates for each tonne of waste received, partially offset by higher landfill volumes at certain sites.

There was no meaningful change in amortization expense for our West region, however, higher amortization expense attributable to equipment purchased for new contract wins and higher landfill amortization expense on higher landfill volumes, was partially offset by lower landfill amortization rates per ton and certain fully amortized intangible assets.

Amortization expense in the East increased approximately $2,900.  The prior year acquisition in South Carolina accounts for approximately $2,000 of this increase.   Higher landfill volumes, most notably in the northern portion of this segment resulting from favourable weather in the first quarter this year, is the primary reason for the balance of the increase.

As a percentage of reported revenues, amortization expense increased to 14.0% versus 13.9% last year.  The impairment of the Lachenaie hydro plant added 40 basis points to the current period result.

Net gain on sale of capital and landfill assets
	Three months ended
	March 31
	2016	2015	Change

Total	$(138)	$(9,194)	$9,056

North	$(26)	$(66)	$40
U.S. segments	$(112)	$(9,128)	$9,016
Corporate	$-	$-	$-

Three months ended

In the first quarter of 2015, we recognized a gain on the disposal of our Long Island, New York operations totaling approximately $8,000.

Progressive Waste Solutions Ltd. – March 31, 2016 - 11

The balance of change in either period reflects the disposal of redundant operating assets in Canada and the U.S., including containers and vehicles, and the disposal of these assets are neither significant individually nor in aggregate.

Interest on long-term debt
	Three months ended
	March 31
	2016	2015	Change

Total	$12,462	$15,456	$(2,994)

Three months ended

Expressed net of FX, interest expense declined approximately $1,600.  The between period decline reflects lower interest spreads on long-term debt drawings due to the amendment of our consolidated lending facility in June 2015.  Partially offsetting the benefit derived from lower borrowing rates was a higher average outstanding debt balance.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details regarding our debt facilities.

Net foreign exchange loss (gain)
	Three months ended
	March 31
	2016	2015	Change

Total	$1,144	$(283)	$1,427

Three months ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.  Gains and losses recorded in the current quarter reflect movements in the FX rate on FX agreements entered into during the quarter.  The balance of the change is not attributable to one significant transaction or series of transactions in either period.

Net loss on financial instruments
	Three months ended
	March 31
	2016	2015	Change

Total	$13,862	$10,759	$3,103

Three months ended

The current year loss of approximately $13,900 compares to a prior year loss of approximately $10,800.  Higher losses recorded on our fair value estimate of interest rate swaps contributed $3,400 to the between period change, where current period losses were approximately $14,500 versus the approximately $11,100 we recorded in the same period last year.  This increase is due to lower longer term interest rates.  Fair value changes in fuel hedges were largely unchanged period-to-period.  In the first quarter last year, we recognized gains on fuel hedges totaling approximately $500 compared to a current year gain of approximately $600.  The maturity of certain fuel hedges and the addition of new hedges, coupled with movements in the price for WTI crude, and the diesel fuel index, have resulted in our fuel hedges having a lower estimated fair value than the value we estimated at the end of last year.  The balance of the change is the result of the movement in foreign currency exchange agreements which resulted in a net decline in the comparative loss by approximately $200.

Progressive Waste Solutions Ltd. – March 31, 2016 - 12

Net income tax (recovery) expense
	Three months ended
	March 31
	2016	2015	Change

Total	$(3,920)	$5,121	$(9,041)

Three months ended

On a consolidated and as reported basis, we posted a loss before income tax expense (recovery) of approximately $5,900 in the first quarter this year compared to income of approximately $23,200 in the same period last year.  The primary reason for this decline is due to costs incurred as a result of our proposed merger with WCI totaling approximately $21,900.  Additionally, we incurred additional expenses totaling approximately $3,100 attributable to fair value changes in financial instruments.  Lower longer term interest rates resulted in an increase in the charge for interest rate swaps beyond the prior period mark by approximately $3,400.  Gains on the sale of capital and landfill assets were lower in the current period by approximately $9,100, due principally to the prior period gain we recognized on the disposal of our Long Island, New York operations.  This gain was partially offset by stronger current period EBITDA(A).

The loss before income tax expense (recovery) posted in the current period for our Canadian operations totaled approximately $22,600.  At a combined basic tax rate of approximately 26.5%, the income tax recovery attributable to our Canadian results was approximately $6,000.  Our foreign operations posted income before tax of approximately $16,600, which at a combined basic tax rate of approximately 35.0%, resulted in income tax expense of approximately $5,800.  Combined, our net income tax recovery applying basic tax rates was approximately $200.  This recovery was further impacted by our long-term financing structure which increased income tax recoveries in the quarter by approximately $5,800.  We also recorded a recovery of state taxes in the quarter and other recoveries totaling approximately $800.  These recoveries were partially offset by additional tax expense of approximately $3,000, representing the non-deductible portion of expenses incurred in connection with our proposed merger with WCI, coupled with non-deductible movements in stock compensation resulting from the increase in our share price in the quarter.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Progressive Waste Solutions Ltd. – March 31, 2016 - 13

Other Performance Measures - For the three months ended March 31, 2016

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide readers with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment and dividend increases.

Free cash flow (B)  - cash flow approach

	Three months ended
	March 31
	2016	2015(E)	Change

Cash generated from operating activities	$73,073	$88,175	$(15,102)

Operating and investing
Stock option	2,716	729	1,987
expense(*)
LTIP portion of restricted
share expense	(899)	(495)	(404)
Acquisition and related
costs	81	228	(147)
Non-operating expenses	21,871	1,615	20,256
Changes in non-cash working capital items	(2,754)	(2,139)	(615)
Capital and landfill asset purchases	(64,486)	(61,196)	(3,290)
Capital and landfill asset change in non-cash working capital	(1,042)	7,064	(8,106)
Proceeds from the sale of capital and landfill assets	722	1,263	(541)

Financing
Purchase of restricted shares(*)	(144)	(276)	132
Net realized foreign
exchange loss (gain)	1,144	(283)	1,427
Free cash flow(B)	$30,282	$34,685	$(4,403)

Note:
(*)Amounts exclude LTIP compensation.

Progressive Waste Solutions Ltd. – March 31, 2016 - 14

Free cash flow (B) – adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach because it best reflects how we manage the business and our free cash flow(B).

	Three months ended
	March 31
	2016	2015(E)	Change

Adjusted EBITDA(A)	$112,273	$106,872	$5,401

Purchase of restricted shares(*)	(144)	(276)	132
Capital and landfill asset purchases	(64,486)	(61,196)	(3,290)
Capital and landfill asset change in non-cash working capital	(1,042)	7,064	(8,106)
Proceeds from the sale of capital and landfill assets	722	1,263	(541)
Landfill closure and post- closure expenditures	(829)	(1,047)	218
Landfill closure and post- closure cost accretion expense	1,581	1,599	(18)
Interest on long-term debt	(12,462)	(15,456)	2,994
Non-cash interest expense, net	619	699	(80)
Current income tax expense	(5,950)	(4,837)	(1,113)
Free cash flow(B)	$30,282	$34,685	$(4,403)

Note:
(*)Amounts exclude LTIP compensation.

Three months ended

The decline of approximately $4,400 is due in large part to an increase in spend on capital and landfill assets, which increased approximately $11,400 (including the non-cash change in working capital).  The majority of this increase is the result of new residential contract wins and other replacement capital spending being front loaded in the first quarter of the year so we can benefit from lower maintenance expense over the remainder of the year.  The impact to free cash flow(B) from higher investments in capital and landfill assets was partially offset by higher EBITDA(A) and lower interest expense, both of which are addressed in detail in the Review of Operations section of this MD&A.  Higher current income tax expense was also a drag on current period free cash flow(B), due in large part to the operating performance delivered by our North segment in the current period.

Progressive Waste Solutions Ltd. – March 31, 2016 - 15

Capital and landfill purchases, net of changes in non-cash working capital

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended
	March 31
	2016	2015(E)	Change

Replacement	$37,634	$31,836	$5,798
Growth	27,894	22,296	5,598
Total	$65,528	$54,132	$11,396

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three months ended

On an as reported basis, replacement spending was approximately $5,800 higher this year compared to last.  Replacement spending in our U.S. segments increased approximately $3,500, while replacement expenditures in the North also increased by approximately $2,300.

The increase in replacement spending in our U.S. segments was largely the result of higher spending at our Seneca Meadows and JED landfills, which increased between periods by approximately $4,000 and $2,200, respectively.  Higher prior year expenditures for a replacement building in our New York operations and a transfer station in Florida, totaling approximately $2,900 in the aggregate, partially offset the increase in landfill spend.

The increase in replacement spending in our North segment is predominantly attributable to the receipt of replacement vehicles in the western portion of this segment and is principally a reflection of timing.  This increase was partially offset by slightly lower landfill additions.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three months ended

On a consolidated basis, growth expenditures increased quarter-over-quarter by approximately $5,600, comprised of an approximately $12,000 increase in U.S. segment spending, partially offset by an approximately $6,400 decline in spending for our North segment.

The decline in growth spending in our North segment was due in large part to the purchase of an operating facility in the first quarter last year for a new residential contract win that we commenced servicing in January 2016.  Our investment in this facility amounted to approximately C$5,700 and wasn’t repeated in the current year period.

The increase in U.S. segment growth expenditures is due in large part to vehicle and container purchases to service municipal contract wins in Florida and Louisiana.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

Progressive Waste Solutions Ltd. – March 31, 2016 - 16

Dividends

(all amounts are in Canadian dollars)

2016

Our actual and expected dividend record and payment dates, and payment amounts per share, are as follows:

Actual or expected quarterly dividends - giving consideration to the proposed merger with WCI
Actual or expected record date	Actual or expected payment date	Actual or expected dividend amounts per share - stated in C$
March 31, 2016	April 15, 2016	$0.17
May 16, 2016	May 30, 2016	0.11
Total		$0.28

2015

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividends
Actual record date	Actual payment date	Actual dividend amounts per share - stated in C$
March 31, 2015	April 15, 2015	$0.16
June 30, 2015	July 15, 2015	0.16
September 30, 2015	October 15, 2015	0.17
December 31, 2015	January 15, 2016	0.17
Total		$0.66

We expect to fund all 2016 dividend payments from excess free cash flow(B) generated by our North segment.  Funding all dividends from Canadian cash flows eliminates foreign currency exchange exposure because our dividends are denominated in Canadian dollars.  Dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada).

Progressive Waste Solutions Ltd. – March 31, 2016 - 17

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2016				Q1(D)

Revenues
North				$151,573
West				165,829
East				154,036
Total revenues				$471,438
Net loss				$(2,010)
Net loss per weighted average share, basic				$(0.02)
Net loss per weighted average share, diluted				$(0.02)
Adjusted net income(A)				$27,004
Adjusted net income(A)
per weighted average share, basic				$0.25
Adjusted net income(A)
per weighted average share, diluted				$0.25

2015	Q4	Q3	Q2	Q1(D)	Total

Revenues
North	$162,503	$169,839	$178,615	$153,881	$664,838
West	166,487	171,576	165,614	158,392	662,069
East	154,904	147,113	148,736	147,932	598,685
Total revenues	$483,894	$488,528	$492,965	$460,205	$1,925,592
Net income	$45,719	$22,906	$37,130	$18,121	$123,876
Net income per weighted average share, basic	$0.42	$0.21	$0.33	$0.16	$1.12
Net income per weighted average share, diluted	$0.42	$0.21	$0.33	$0.16	$1.12
Adjusted net income(A)	$39,863	$37,720	$32,059	$28,242	$137,884
Adjusted net income(A)
per weighted average share, basic	$0.36	$0.35	$0.29	$0.25	$1.25
Adjusted net income(A)
per weighted average share, diluted	$0.36	$0.35	$0.29	$0.25	$1.25

2014(D)	Q4	Q3	Q2	Q1	Total

Revenues
North	$186,867	$199,128	$192,444	$167,361	$745,800
West	153,112	154,316	151,180	143,771	602,379
East	164,590	167,713	169,877	158,638	660,818
Total revenues	$504,569	$521,157	$513,501	$469,770	$2,008,997
Net income	$18,931	$40,814	$40,852	$25,919	$126,516
Net income per weighted average share, basic	$0.17	$0.36	$0.36	$0.23	$1.10
Net income per weighted average share, diluted	$0.17	$0.36	$0.36	$0.23	$1.10
Adjusted net income(A)	$39,857	$41,230	$47,237	$24,752	$153,076
Adjusted net income(A)
per weighted average share, basic	$0.35	$0.36	$0.41	$0.21	$1.33
Adjusted net income(A)
per weighted average share, diluted	$0.35	$0.36	$0.41	$0.21	$1.33

Seasonality

Revenues are generally higher in the spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.

Progressive Waste Solutions Ltd. – March 31, 2016 - 18

Revenues

North segment revenues expressed in thousands of C$

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2016				$208,390	$208,390	$208,390
2015	$217,263	$222,199	$219,735	$190,989	$190,989	$850,186
2014	$212,212	$217,004	$210,027	$184,678	$184,678	$823,921

2016 less 2015 revenues				$17,401	$17,401	$17,401
2015 less 2014 revenues	$5,051	$5,195	$9,708	$6,311	$6,311	$26,265

2016-2015

Excluding the impact of FX, revenues in our North segment grew period-over-period.  Higher pricing across most service lines contributed to the growth in revenues.  We continued to see stronger commercial pricing in the quarter over the same period last year.  Lower fuel surcharges were the result of lower diesel fuel prices, coupled with our conversion of some fuel surcharges to price, which was a drag to revenues in the current quarter compared to last.  Revenues from higher commodity prices delivered additional revenues compared to the first quarter last year.  Our operation of the Lachenaie gas plant was the principal driver of improved commodity based revenues.  Stronger volumes in our North segment improved revenues and volume growth in our residential service line reflects a contract win in the central portion of this segment and higher landfill volumes, due in large part to favourable weather in the quarter.  Higher volumes of gas produced by our Lachenaie gas plant also delivered higher revenues.  These improvements were partially offset by a decline in industrial volumes due to economic softness in the western portion of the North segment.

2015-2014

Excluding the impact of FX, first quarter revenues in our North segment grew period-over-period.  Higher pricing across all service lines contributed to the growth in revenues on a comparative basis.  Stronger commercial and industrial pricing were the key contributors, coupled with stronger landfill pricing at one of our landfills in the western portion of this segment.  Lower fuel surcharges on lower diesel fuel prices and lower commodity pricing partially offset the improvement to revenues from price.  Volume improvements in our North segment were also strong this quarter with every service line in the North delivering volume growth, with the only exception being our landfill service line.  Strong special waste volumes received at our Calgary site in 2014, weren’t repeated in the current year period.  Our Lachenaie site was also off to a slower start in 2015 compared to 2014 on lower special waste volumes.  Weather was a contributing factor to this result and weather was a negative to comparative volumes received at our Ridge landfill as well.  Our Ottawa site on the other hand realized improved revenues on higher special waste tonnes.  Revenues from our Lachenaie natural gas plant, which opened late in 2014, also contributed to the improvement in revenues from volumes.

Revenues in our North segment increased in the second quarter, net of FX.  Higher pricing across all service lines contributed to the comparative growth in revenues and we continued to see stronger commercial and industrial pricing compared to the second quarter of 2014.  Lower fuel surcharges on lower diesel fuel prices, coupled with our conversion of some fuel surcharges to price, was a drag on revenues.  Revenues were also down when compared to the same period in 2014 on lower commodity prices, but volumes were strong comparatively.  Volumes received at our Ottawa landfill and the operation of our Lachenaie gas plant were the principal drivers of revenue growth from improved volumes.  These improvements were partially offset by softness in both transfer station and MRF volumes, which collectively were off the prior period mark.  Operations in the western portion of our North segment were the primary reasons for the decline in these volumes.

North segment third quarter revenues grew period-over-period when FX is excluded.  Higher pricing across all service lines contributed to the comparative growth in revenues on stronger commercial and industrial pricing over the third quarter of 2014.  Lower fuel surcharges on lower diesel fuel prices, coupled with our conversion of some fuel surcharges to price, was a drag on revenues, while revenues from higher commodity prices improved revenues when compared to the same period in 2014.  Volumes in our North segment delivered an improvement to revenues period-over-period and the operation of our Lachenaie gas plant was the principal driver of the revenue improvement from volumes.  These improvements were partially offset by softness in both transfer station and industrial volumes, which collectively were off the prior period mark in the central and eastern portions of our North segment.

Excluding the impact of FX, revenues in our North segment grew in the fourth quarter.  Higher pricing across all service lines contributed to this improvement with stronger commercial collection pricing delivering more revenues.  North segment revenues also improved on stronger volumes.  As previously noted, natural gas revenues from the start-up of a new gas plant

Progressive Waste Solutions Ltd. – March 31, 2016 - 19

at our Lachenaie landfill was the primary contributor to this improvement.  Revenues from landfill volumes were lower than prior period levels due in part to lower volumes received at sites in Central Canada, largely due to the timing of waste receipt, and lower volumes received at our Western Canadian sites, which is a reflection of a weaker economy between periods.  Acquisitions delivered no contribution to the improvement in revenues while fuel surcharges declined period-over-period on lower costs for diesel fuel.  Commodity pricing was a slight positive to revenues between periods.

West segment(D)

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2016				$165,829	$165,829	$165,829
2015	$166,487	$171,576	$165,614	$158,392	$158,392	$662,069
2014	$153,112	$154,316	$151,180	$143,771	$143,771	$602,379

2016 less 2015 revenues				$7,437	$7,437	$7,437
2015 less 2014 revenues	$13,375	$17,260	$14,434	$14,621	$14,621	$59,690

2016-2015

Revenues in our West segment were improved over the same period last year.  Volumes and improvements to price were the primary reason for this increase.  Volume improvements came from commercial, industrial and landfill volume growth.  Commercial volume growth was visible throughout our Texas, Missouri and Arkansas operations, but most pronounced in Louisiana.  Industrial volumes delivered higher revenues mostly from organic growth in Texas, while landfill volumes were ahead of the prior period mark at our Timberlane, Turkey Creek and Champ landfills.  Pricing was stronger across all service lines in the West, most of which was attributable to this segments’ commercial service.  Pricing in this segments landfill and industrial operations were also improved.  Commodity pricing was lower on a comparative basis, as was the cost of diesel fuel resulting in lower fuel surcharge revenues.  Contributions to revenues from acquisitions also improved this segments’ performance in the quarter.

2015-2014

Revenues in our West segment improved over the first quarter last year.  Acquisitions were the primary reason for this increase.  Volume improvements also contributed to the growth of revenues.  Growth in this segment’s collection service lines delivered higher revenues from volumes and landfills delivered the most pronounced volume growth in our post collection service lines.  Landfill volumes were up and reflect higher volumes in many of our Texas and Missouri based landfills.  Collection volumes in this segment improved due to net residential contract wins coupled with an improvement in commercial collection volumes period-over-period.  Price improvement, while not as strong as volume growth, was up over the same period in 2014.  Pricing was strongest in our commercial, residential and landfill service lines and was either up or slightly down in this segment’s industrial collection line.  Commodity pricing was lower on a comparative basis and represented a drag to revenues.  Lower diesel fuel costs resulted in a retraction of fuel surcharge revenues as well.

Second quarter revenues in our West segment improved compared to the same period in 2014.  Acquisitions were the primary reason for this increase, with volume improvements contributing to revenue growth as well.  Revenue growth from volumes in this segment’s collection service lines increased, while combined transfer station and MRF volumes fell short of the prior period mark.  The decline in second quarter 2015 revenues from transfer station and MRF volumes was the result of clean-up volumes received at certain Louisiana based transfer stations in the second quarter of 2014.  Landfill volumes were essentially unchanged comparatively.  Price improvement delivered additional revenues and was strongest in our residential and landfill service lines.  Stronger landfill pricing from the mix of materials received was most prominent in our Louisiana based sites.  Commodity pricing was lower on a comparative basis and lower diesel fuel costs resulted in a retraction of fuel surcharge revenues.

Revenues in our West segment improved compared to the third quarter of 2014.  Acquisitions were the primary reason for this increase.  Volume improvements also contributed to revenue growth with the collection service lines delivering the largest improvement, while post collection volumes improved revenues as well.  The increase in third quarter 2015 revenues from higher commercial and industrial collection volumes was attributable to organic growth in our Texas based operations.  The improvement in revenues from post collection volumes reflects higher MSW and C&D volumes received at our Champ landfill.  Price improvements delivered additional revenues and were strongest in our residential, commercial and landfill service lines.  Stronger landfill pricing resulting from the mix of materials received was most prominent at our Champ landfill, while lower industrial pricing partially offset this improvement.  Commodity pricing was lower on a comparative basis while lower diesel fuel costs resulted in a reduction of fuel surcharge revenues.

Progressive Waste Solutions Ltd. – March 31, 2016 - 20

Fourth quarter revenues in our West segment improved compared to the same period in 2014.  Acquisitions were the primary reason for this increase.  Volume improvements also contributed to improved revenues, most notably from our collection service lines, which was partially offset by a decline to revenues from lower overall post collection volumes.  The increase in fourth quarter 2015 revenues from higher commercial and industrial collection volumes was attributable to organic growth in our Texas based operations.  The decline in revenues from post collection volumes reflects lower special waste received on a comparative basis.  From a pricing perspective, price improvements delivered additional revenues over the same period in 2014 and were strongest in our commercial and residential service lines.  Commodity pricing was slightly lower on a comparative basis while lower diesel fuel costs resulted in a reduction of fuel surcharge revenues.

East segment(D)

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2016				$154,036	$154,036	$154,036
2015	$154,904	$147,113	$148,736	$147,932	$147,932	$598,685
2014	$164,590	$167,713	$169,877	$158,638	$158,638	$660,818

2016 less 2015 revenues				$6,104	$6,104	$6,104
2015 less 2014 revenues	$(9,686)	$(20,600)	$(21,141)	$(10,706)	$(10,706)	$(62,133)

2016-2015

Revenues in our East segment increased period-over-period.  Higher volumes were the primary contributor to the improvement to revenues, most notably from stronger landfill volumes.  Favourable weather conditions gave rise to higher volumes received by our Seneca Meadows landfill, and special waste volumes and a contract win in the second quarter of last year delivered higher volumes to our Blue Ridge landfill.  Improvements to residential volumes from a contract win in our Florida operations and stronger industrial volumes, also in Florida, contributed to the increase in revenues from volumes this quarter compared to the same period last year.  Pricing was up across all service lines in this segment, except at our landfills which saw a marginal decline in pricing due to the mix of materials received, but the price improvements were modest.  These improvements to revenue were partially offset by lower fuel surcharges and commodity pricing which combined for lower revenues period-over-period.  The divestiture in the prior year of our Long Island, New York operations, net of acquisitions, delivered lower comparative revenues as well.

2015-2014

East segment revenues were lower in the first quarter this year compared to 2014.  The sale of certain assets in Long Island, New York in February 2015 contributed to the decline in revenues period-over-period, coupled with the sale of a transfer station in the second quarter of 2014.  These asset sales reflect our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital and together are the primary reasons for the decline in revenues period-over-period.  This segment’s comparative revenue performance was also impacted by lower commercial and industrial volumes due to a measured and strategic effort to eliminate less profitable business commencing late in 2013 and continuing throughout most of 2014.  Landfill volumes into our Seneca Meadows landfill were also lower period-over-period, partially offset by higher comparative volumes received in our Florida based landfills.  Lower landfill volumes received at our East segment sites was due in large part to lower transportation revenues attributable to volumes received from the New York City Department of Sanitation.  Continued competition for a constrained volume stream and weather impacted revenues from our landfill operations in the East as well.  Pricing however was strong in our East segment across all service lines with stronger commercial pricing leading the improvement to revenues from price.  Lower fuel surcharges and commodity pricing combined to lower revenues between periods.

Revenues in our East segment were lower in the second quarter compared to the same period in 2014.  The sale of certain assets in Long Island, New York in 2015 contributed to the decline in revenues period-over-period, coupled with the sale of a transfer station in the second quarter of 2014.  These asset sales reflect our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Both volume and price improvements contributed to higher revenues.  Improved transfer station, MRF and landfill volumes were the primary contributors to this segment’s volume growth.  The improvement to transfer station volumes was largely centered in our New York City operations on higher New York Department of Sanitation volumes, while MRF volumes increased on new contract wins in our Florida operations.  Project volumes received at our JED landfill was the primary contributor to the improvement in revenues from landfill volumes in the quarter.  Partially offsetting these improvements were lower commercial and industrial volumes due to a measured and strategic effort to eliminate less profitable business that we commenced late in 2013 and continued throughout most of 2014.  On the pricing front, commercial pricing increased over the same period in 2014 and contributed to the increase in revenues.

Progressive Waste Solutions Ltd. – March 31, 2016 - 21

With the exception of a slight decline in landfill pricing, principally due to the mix of materials received, all other service lines delivered improvement on price.  Lower fuel surcharges and commodity pricing combined for a period-over-period revenue decline.

Revenues in our East segment were down in the third quarter.  The sale of certain assets in Long Island, New York in February 2015 contributed to the decline in revenues period-over-period which reflects our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Notwithstanding, both volume and price improvements contributed to higher revenues on improved transfer station and MRF volumes.  The improvement to transfer station volumes was largely on account of higher New York Department of Sanitation volumes received by our New York City operations, while MRF volumes increased on new contract wins in our Florida operations.  Revenues from landfill volumes were also lower quarter-to-quarter on lower volumes received at our Bethlehem landfill due to airspace management and lower special waste volumes delivered to our JED landfill.  On the pricing front, commercial pricing increased over the same period in 2014 and with the exception of slightly lower landfill pricing, principally due to the mix of materials received, all other service lines delivered improvement on price.  Lower fuel surcharges and commodity pricing combined for a period-over-period revenue decline.

Revenues in our East segment were down from the mark set in the fourth quarter in 2014.  The sale of certain assets in Long Island, New York in February 2015 was the largest contributor to the decline in revenues and reflected our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Notwithstanding, both volume and price improvements contributed to higher revenues on improved transfer station, residential collection and landfill volumes.  The improvement to transfer station volumes was largely on account of higher New York Department of Sanitation volumes and higher volumes received at certain Florida based transfer stations.  Residential revenues increased on higher volumes from new contract wins in Florida.  Landfill volumes increased revenues on the strength of waste received at our Blue Ridge landfill.  On the pricing front, commercial and industrial pricing were the primary contributors to improved revenues period-over-period.  With the exception of slightly lower pricing from other revenues, all other service lines delivered higher revenues on improved price.  Lower fuel surcharges and commodity pricing combined for lower period-over-period revenues.

Net (loss) income

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2016				$(2,010)	$(2,010)	$(2,010)
2015	$45,719	$22,906	$37,130	$18,121	$18,121	$123,876
2014	$18,931	$40,814	$40,852	$25,919	$25,919	$126,516

2016 less 2015 net income				$(20,131)	$(20,131)	$(20,131)
2015 less 2014 net income	$26,788	$(17,908)	$(3,722)	$(7,798)	$(7,798)	$(2,640)

Net income generally follows the rise and fall in revenues due to the seasonal nature of our business.  Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restricted share expense, non-operating expense, restructuring expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables.  Net income is also impacted by net income tax expense or recovery and net income or loss from an equity accounted investee.

2016-2015

We turned in a net loss in the first quarter of 2016 versus an income performance in the first quarter of 2015.  The primary reason for this decline is due to costs incurred as a result of our proposed merger with WCI.  Additionally, we incurred additional expenses resulting from fair value changes in financial instruments due in large part to an increase in the charge incurred on interest rate swaps.  Gains on the sale of capital and landfill assets were lower in the current period due to the prior period gain we recognized on the disposal of our Long Island, New York operations.  This gain was partially offset by stronger current period EBITDA(A) from higher revenues generated by our Lacheanie gas plant and more favourable weather in the quarter allowing for the receipt of landfill volumes at an atypical pace.  Income taxes were lower this quarter compared to last due to the above noted delivering a loss to current period income before tax.

Progressive Waste Solutions Ltd. – March 31, 2016 - 22

2015-2014

Net income in the first quarter of 2015 was lower than the achievement we posted in the first quarter of 2014.  Losses on financial instruments was the principle reason for the decline this quarter compared to last and primarily reflects the fair value movement of interest rate swaps.  In 2014, we recorded a one-time re-measurement gain on a previously held equity investment that was not repeated in 2015.  In addition, long-term debt expense was also higher because we added additional interest rate swaps between March and July 2014 and we carried higher average debt levels in the first quarter of 2015 compared to the same period in 2014.  Collectively these items represent declines to net income which were partially offset by stronger operating income.  Higher operating income is due in large part to the 2015 first quarter gain we recorded on the sale of our Long Island, New York operations compared to the 2014 first quarter loss we recognized on the termination of an operating contract we had for a landfill in Louisiana.

Net income in the second quarter of 2015 was lower than the same period in 2014. The impact on net income from the change in gains and losses on the sale of capital and landfill assets was significant and was due to the gains we posted in the second quarter of 2014 on the sale of Calgary buffer lands, coupled with a gain on the sale of a transfer station that we posted in our East segment.  These gains, and their positive impact on net income, were essentially offset by an increase in gains recognized on financial instruments in the second quarter of 2015 compared to the second quarter of 2014 due to the estimated fair value change in interest rate swaps resulting from higher longer-term interest rates.   The benefit to net income from lower net income tax expense due to a softer operating performance in 2015 compared to 2014 was partially offset by the loss on debt extinguishment we recognized on the repayment of the term loan B component on our consolidated facility and the restructuring charges incurred in the second quarter of 2015.  Restructuring costs incurred in the second quarter of 2015 were in support of our reorganized management structure, while the softer operating performance is the result of lower commodity revenues from declines in commodity pricing, higher bad debt expense and the Texas flooding we endured.  Finally, net income was positively impacted by lower amortization expense, which is largely attributable to asset divestitures.

Our net income achieved in the third quarter of 2015 was lower than the mark set in the same period in 2014.  The largest single contributor to this decline was higher losses recorded on our fair value estimate of interest rate swaps led by a decline in longer-term interest rates.   These losses were partially offset by income tax recoveries as losses recorded for accounting purposes that had no corresponding tax value.  On a reported basis, EBITDA(A) was lower in the third quarter of 2015 versus the same period in 2014 due in part to FX, divestitures, a weaker operating performance in our West region and lower commodity prices, net of acquisitions and organic growth.  Lower amortization expense is almost entirely attributable to FX, but was also positively impacted by asset divestitures, net of acquisitions.

Net income in the fourth quarter of 2015 was sharply higher than the same period in 2014.  The largest single contributor to this improvement was the fourth quarter gain we recorded on financial instruments in 2015 compared to a loss in the same period in 2014.  Changes in the estimated fair value of interest rate swaps was the most significant contributor to this improvement which was due to a 2015 fourth quarter increase in longer-term interest rates.  Net income in the fourth quarter of 2015 also benefited from lower amortization expense.  Lower amortization expense due to divested operations, fully amortized intangible assets,   lower landfill amortization resulting from a deemed expansion at our Ridge landfill, was partially offset by amortization attributable to acquisitions.  We also recorded an impairment charge in the fourth quarter of 2014 for an impaired sorting and recycling asset in our North segment which also helped improve 2015 fourth quarter net income.  These improvements to net income were partially offset by the tax impact resulting from these improvements and lower recorded EBITDA(A).  EBITDA(A) was lower in the fourth quarter of 2015 versus the same period in 2014 due largely to FX.  Net of FX, EBITDA(A) increased quarter-to-quarter on the back of acquisitions and net organic growth.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take.  Additionally, non-operational items have also impacted the comparability of net income quarter-to-quarter.

Net (loss) income per weighted average share, basic and diluted

2016-2015

Net income per weighted average share was lower in the first quarter of 2016 versus the same period last year, due principally to the net loss we posted in the current quarter, details of which are outlined above.  The comparative change in our weighted average share count is due to the repurchase of shares over the course of the last twelve months, net of stock options exercised for equity, which had a modest impact on the net (loss) income per share posted between quarters.

 2015-2014

Net income per weighted average share was lower in the first three quarters of 2015, but higher in the fourth.  Changes to net income are outlined above, and for the first three quarters of 2015 reflect a softer operating performance, partially offset by

Progressive Waste Solutions Ltd. – March 31, 2016 - 23

lower resulting income tax expense, higher 2015 restructuring expenses and a loss recorded on debt extinguishment.  Lower gains on capital and landfill asset sales combined with higher losses on financial instruments lowered net income significantly.  The fourth quarter improvement was largely attributable to higher comparable gains posted on financial instruments and lower amortization expense.  These fourth quarter improvements to net income were partially offset by lower reported EBITDA(A), due to FX exceeding improvements to EBITDA(A) from acquisitions and operations.  The comparative change in our weighted average share count is due to the repurchase of shares, as applicable to each quarter, and didn’t have a significant impact on the calculation of net income per weighted average share in any period.

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information
	North -	U.S. segments -	Consolidated -	North -	U.S. segments -	Consolidated -
	March 31, 2016(*)	March 31, 2016(*)	March 31, 2016	December 31, 2015(*)	December 31, 2015(*)	December 31, 2015

Accounts receivable	$89,740	$115,229	$204,969	$87,087	$120,549	$207,636
Intangibles	$41,363	$127,307	$168,670	$40,580	$136,393	$176,973
Goodwill	$324,326	$583,124	$907,450	$303,917	$582,994	$886,911
Landfill development assets	$16,305	$-	$16,305	$15,067	$-	$15,067
Capital assets	$334,569	$634,585	$969,154	$320,128	$608,983	$929,111
Landfill assets	$123,353	$810,561	$933,914	$118,441	$814,154	$932,595
Working capital (deficit) position - (current assets less current liabilities)	$(13,944)	$(15,607)	$(29,551)	$6,027	$(30,934)	$(24,907)

Note:
(*)Includes certain corporate assets and liabilities, when applicable.

Accounts receivable - March 31, 2016 versus December 31, 2015
Change - Consolidated	$(2,667)
Change - North	$2,653
Change - U.S. segments	$(5,320)

The approximately $2,700 decline in consolidated accounts receivable reflects an increase in North segment receivables of approximately $2,600, offset by a decline in U.S. segment receivables of approximately $5,300.  Excluding the impact of FX, receivables in our North segment declined approximately $3,000.  The most significant change between periods occurred at our landfills, which typically saw their accounts receivable balances fall on sequentially lower volumes and in the case of our landfills in western Canada, lower economic vibrancy.

The decline in U.S. segment accounts receivable was approximately $5,300. This decline was due in large part to stronger collections at our Seneca Meadows landfill where a revision to their collection program led to improved accounts receivable balances outstanding at the end of the quarter by approximately $2,200.  Industrial volumes declined for our St. Louis operations, reflecting the seasonal nature of this service, and lower construction and demolition volumes received at our Champ landfill in the final quarter of 2015 versus the first quarter of this year, combined for approximately $1,000 of the decline in accounts receivable.  The balance of the change reflects the seasonal nature of our business.

Intangibles - March 31, 2016 versus December 31, 2015
Change - Consolidated	$(8,303)
Change - North	$783
Change - U.S. segments	$(9,086)

The consolidated decline in intangibles reflects intangible asset amortization, net of FX.  Consolidated amortization was approximately $10,900 with approximately $1,800 attributable to the North and the balance, approximately $9,100, attributable to our U.S. segments.  The FX impact on intangibles recorded in our North segment contributed approximately

Progressive Waste Solutions Ltd. – March 31, 2016 - 24

$2,600 to the increase in intangibles between periods.  There were no intangible asset additions in the first quarter this year.

Goodwill - March 31, 2016 versus December 31, 2015
Change - Consolidated	$20,539
Change - North	$20,409
Change - U.S. segments	$130

The increase in goodwill is principally attributable to a change in FX of approximately $20,400.  The balance of the increase reflects goodwill attributable to the payment of contingent consideration.

Landfill development assets - March 31, 2016 versus December 31, 2015
Change - Consolidated	$1,238
Change - North	$1,238
Change - U.S. segments	$-

The increase to landfill development assets reflects costs incurred to develop a replacement landfill in the western portion of our North segment, coupled with FX of approximately $1,000.

Capital assets - March 31, 2016 versus December 31, 2015
Change - Consolidated	$40,043
Change - North	$14,441
Change - U.S. segments	$25,602

Capital assets in our North segment increased between periods.  Additions, FX and working capital changes of approximately $4,400, $21,100 and $2,100, respectively, outpaced amortization of approximately $13,100.  Changes to capital asset additions between periods are outlined in the Other Performance Measures section of this MD&A.  Lower growth spending in the current year period reflects lower investments made in property and vehicles to service a residential collection contract win that we commenced servicing in January 2016, partially offset by higher replacement spending which was due in large part to the timing of vehicle receipt.

The increase in U.S. segment capital assets is due to additions of approximately $44,200 and non-cash changes in working capital, approximately $6,400, outpacing amortization of approximately $24,600.  Details of capital asset additions occurring between periods are outlined in the Other Performance Measures section of this MD&A.  Replacement spending increased between periods on higher landfill cell development at our Seneca Meadows and JED landfills, partially offset by lower current period spending for buildings and transfer stations.  Growth spending was also up over the comparative prior year period on higher vehicle and container purchases to service municipal contract wins in Florida and Louisiana.

Landfill assets - March 31, 2016 versus December 31, 2015
Change - Consolidated	$1,319
Change - North	$4,912
Change - U.S. segments	$(3,593)

In total, landfill assets increased between December 2015 and March 2016 by approximately $1,300.  Total consolidated additions of approximately $15,800 and FX of approximately $7,800, outpaced amortization of approximately $15,200 and non-cash changes in working capital, approximately $7,500.  Amortization is expressed net of amortization attributable to the capitalization of landfill retirement obligations.

In our North segment, FX, coupled with additions, including capitalized ARO obligations, totaled approximately $7,800 and $1,700, respectively, which outpaced amortization of approximately $4,200 and working capital changes.  Additions represent cell or site development expenditures incurred principally at our Ridge, Lachenaie and Winnipeg landfills.  Working capital changes decreased the value of landfill assets in the current period by approximately $300.

In our U.S. segments, additions were principally attributable to cell or site development at our JED, Seneca Meadows landfills and, in total, landfill additions were approximately $14,700.  Amortization and working capital changes, fully offset landfill asset additions and capitalized landfill retirement obligations.

Progressive Waste Solutions Ltd. – March 31, 2016 - 25

Working capital position - March 31, 2016 versus December 31, 2015
Change - Consolidated	$(4,644)
Change - North	$(19,971)
Change - U.S. segments	$15,327

Our working capital position declined on a consolidated basis.

Our North segment posted an increase in total current assets of approximately $3,800 and an increase in current liabilities of approximately $23,800, which together led to a weaker working capital position of approximately $20,000.  Net of FX, current assets in our North segment declined approximately $3,100, while current liabilities increased by approximately $16,000.  The discussion that follows excludes the impact of FX.

The decrease in current assets was due in part to a decline in cash and cash equivalents of approximately $2,700 due to timing.  Accounts receivable declined approximately $3,000, details of which are outlined in the Financial Condition section of this MD&A.  These declines were partially offset by an increase in income taxes recoverable of approximately $2,100 and an increase in prepaid expenses of approximately $400.  The increase in income taxes recoverable is a function of the seasonality in our business, such that tax instalments made to date exceeded our tax obligations through the first quarter of the year.  We anticipate that over the course of the year, this result will correct itself as we enter into our higher income generating quarters, namely the second and third quarters of the year.  The increase in prepaid expenses reflects the timing of payment for various items including prepaid vehicle licenses.

On the liability side, accrued charges increased approximately $11,500 between periods.  Higher accruals reflect higher stock option accruals, due principally to the rise in our share price since announcing the proposed merger with WCI, new accruals for retention bonuses and transaction related bonuses, higher payroll tax and amounts accrued for certain employee severances and higher payroll accruals due to the timing of payment.  These amounts were partially offset by lower disposal surcharges at our Winnipeg landfill, reflecting the timing of payment, and lower bonus accruals due to the payment of the 2015 award in the first quarter of 2016.  Accounts payable also increased by approximately $3,200, and this increase is due in large part to amounts owing for costs incurred on the proposed merger with WCI, and the timing and payment of certain capital assets.   The balance of the change in current liabilities reflects higher accrued amounts for financial instruments, partially offset by lower amounts payable for income taxes and landfill closure and post-closure costs.

Our U.S. segment saw its working capital position improve period-over-period by approximately $15,300.  This improvement reflects an increase in current assets of approximately $7,400, coupled with a decline of approximately $7,900 in current liabilities.  On the asset side, cash and cash equivalents and prepaid expenses increased about $10,400 and $2,200, respectively.  These increases were partially offset by a decline in accounts receivable of approximately $5,300.  Details of the decline in accounts receivable are outlined in the Financial Condition section of this MD&A, while the increase in cash and cash equivalents and prepaid expenses is a function of timing and the timing of payment, respectively.

The decline in current liabilities in our U.S. segment is largely due to an approximately $10,500 decline in accounts payable.  The primary reason for this decline is due to the timing of cheque runs.  The decline in accounts payable was partially offset by an approximately $1,100 increase in accrued charges, coupled with increases in both income taxes payable and other liabilities.  The increase in accrued charges reflects higher self-insurance accruals of approximately $2,300, higher payroll related accruals of approximately $5,300, due the timing of payroll runs and taxes owing on employee terminations, partially offset by lower disposal accruals of approximately $2,000 and lower accruals for certain equipment totaling approximately $4,700.  The increase in income taxes payable is due to state taxes and the timing of payment, while the increase in other liabilities reflects higher accruals for equity based awards resulting from the recent increase in our share price.

Progressive Waste Solutions Ltd. – March 31, 2016 - 26

Disclosure of outstanding share capital
	March 31, 2016
	Shares	$

Common shares	109,317	1,692,209
Restricted shares	(445)	(13,139)
Total contributed equity	108,872	1,679,070

	April 26, 2016
	Shares	$

Common shares	109,317	1,692,209
Restricted shares	(445)	(13,139)
Total contributed equity	108,872	1,679,070

Normal course issuer bid (“NCIB”)

We received approval for our NCIB to purchase up to 10,000 of our common shares over a twelve month period commencing on August 28, 2015.  Daily purchases are limited to a maximum of 59.725 shares on the TSX.  The TSX rules also allow us to purchase a block of common shares, once a week, that are not owned by any insiders, and this block purchase can exceed our daily limit.  We expect to cancel any shares that are purchased pursuant to the NCIB.

For the three months ended March 31, 2016, no common shares were purchased and cancelled.

As of April 26, 2016, no additional common shares were purchased under the NCIB, and it is anticipated that we will not make any further purchases pursuant to our NCIB.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

No special shares are outstanding.  Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.

Preferred Shares

No preferred shares are outstanding.  Each series of preferred share, when issued, will have rights, privileges, restrictions and conditions determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Progressive Waste Solutions Ltd. – March 31, 2016 - 27

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations			March 31, 2016
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years

Long-term debt (current and long-term)	$1,577,810	$-	$-	$1,515,681	$62,129
Interest on long-term debt(*)	97,988	16,976	67,783	11,648	1,581
Landfill closure and post-closure costs, undiscounted	735,808	10,625	22,553	26,525	676,105
Interest rate swaps	37,661	10,050	14,634	8,224	4,753
Commodity swaps	3,357	2,643	714	-	-
Foreign currency exchange agreements	16,000	16,000	-	-	-
Operating leases	51,570	11,379	18,157	12,137	9,897
Capital leases	8,754	1,177	2,483	2,553	2,541
Total contractual obligations	$2,528,948	$68,850	$126,324	$1,576,768	$757,006

Note:

(*)Long-term debt attracts interest at variable interest rates.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at March 31, 2016.  Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at March 31, 2016, are as follows:

	Available lending	Facility drawn	Letters of credit	Available capacity

Credit Agreement
Revolving facility	$1,850,000	$1,017,279	$185,413	$647,308
Term A facility	$500,000	$500,000	$-	$-

U.S. long-term debt facilities
IRBs(*)	$64,000	$64,000	$-	$-

Note:

(*)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our consolidated facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Progressive Waste Solutions Ltd. – March 31, 2016 - 28

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

At March 31, 2016, funded debt to EBITDA is as follows:

	March 31, 2016	December 31, 2015

Funded debt to EBITDA	3.37	2.95
Funded debt to EBITDA covenant maximum	4.00	4.00

The ratio of funded debt to EBITDA typically includes first year pro forma EBITDA for completed acquisitions and for new municipal waste collection contracts.  It is expected that the net cash flows from these acquisitions and municipal contract wins will be positive and contribute to an improvement in the amount of funded debt relative to EBITDA beyond the first year of operation.  Cash flow contributions from growth and infrastructure spending are expected to improve this relationship as well.

The current period ratio of funded debt to EBITDA includes costs borne by us in connection with the proposed merger with WCI.  Excluding these costs results in a funded debt to EBITDA ratio of 3.22 times.

Consolidated facility

On March 31, 2016, advances under the consolidated facility were approximately $1,017,300 which excludes amounts drawn on the senior secured term loan A facility and total letters of credit amounting to approximately $185,400.  Available capacity at March 31, 2016, excluding the accordion, was approximately $647,300 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our consolidated facility) was 3.37 times.  On a consolidated basis, net long-term debt drawings increased since December 31, 2015 by approximately $11,300.  The principal use of funds was to satisfy obligations related to the proposed merger with WCI.

Interest rate swaps

Since August 2013, we entered into interest rates swaps to fix the interest rate on $825,000 of notional borrowings under our consolidated facility.  At current LIBOR rates, the annualized increase to interest expense from entering into these swaps is approximately $11,700.

Consolidated lending facility

On October 24, 2012, we entered into a $2,350,000 Credit Agreement and concurrently repaid all outstanding indebtedness under our Canadian and U.S. facilities and our series B, senior secured debenture.  The consolidated facility was subsequently amended and restated on November 26, 2013 and was further amended and restated on June 30, 2015.  The November 26, 2013 amendment resulted in lower applicable margins on both the senior secured term B facility (the “term B facility”) and consolidated revolver drawings and extended the maturity date for the consolidated revolver to October 24, 2018.  The June 30, 2015 amendment resulted in the replacement of the term B facility with a senior secured term A facility (the “term A facility”), coupled with a further decline in applicable margins, excluding margins on letters of credit, the removal of the LIBOR floor on term loan borrowings and an extension of the consolidated facility’s maturity date to June 30, 2020.

The borrower under the consolidated facility is Progressive Waste Solutions Ltd. (“Progressive”) and the facility is guaranteed by all of Progressive’s subsidiaries, excluding certain subsidiaries as permitted by the consolidated facility.  The consolidated facility is now comprised of a $500,000 five-year senior secured term A facility, which was fully drawn on June 30, 2015, and a $1,850,000 five-year senior secured revolving facility (“consolidated revolver”).  The consolidated facility has a $1,000,000 accordion feature, which is available subject to certain conditions.  Proceeds from the original consolidated facility were used to refinance previously existing indebtedness while proceeds from the current consolidated facility were used to refinance the term B facility.  Drawings on the current consolidated facility may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and general corporate purposes.  Amounts drawn on the consolidated revolver, plus accrued interest, are repayable in full at maturity.  Amounts outstanding under the term A facility, plus accrued interest, are also repayable in full at maturity.  The term A facility is also subject to mandatory prepayment if certain conditions exist, which include net cash proceeds from the sale of assets and the issuance of additional indebtedness that does not constitute permitted indebtedness, each of which are subject to various conditions.

The consolidated facility requires us to provide the lenders with a first priority perfected security interest in all the present and future assets of Progressive and its subsidiaries, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of Progressive’s direct and indirect subsidiaries, subject to certain conditions.  Certain subsidiaries, real estate and equipment are excluded from the first priority perfected security requirement unless requested by the lenders.  The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA

Progressive Waste Solutions Ltd. – March 31, 2016 - 29

ratio (“leverage ratio”) of four times, as defined therein.  In the event we achieve a corporate credit rating from two of Standard & Poor’s (“S&P”), Moody’s or Fitch of at least BBB- or equivalent (with a stable outlook or better), we may elect to have the security interests of the lenders terminated, provided that any incremental term A facility is repaid in full. Should this occur, our maximum leverage ratio declines to three and one half times.  The leverage ratio increases to four and one half times if we obtain unsecured indebtedness in an aggregate amount of not less than $250,000 for as long as the unsecured indebtedness remains outstanding and this ratio can increase to four and one half times at our election for a period of four consecutive quarters following any acquisition or series of acquisitions that exceed $250,000 in aggregate consideration.  The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if we elect to have the security interests of the lenders terminated.  Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars.

Pricing on the consolidated facility for U.S. base and Canadian prime rate loans is the U.S. base or Canadian prime rate plus an applicable margin which ranges from 0.00% to 0.75% depending on our leverage ratio.  Borrowings on LIBOR based or bankers’ acceptances (“BAs”) based loans are LIBOR or BAs plus 1.00% to 1.75% depending on our leverage ratio.  BA equivalents are priced at the BA equivalent plus 10 basis points plus 1.00% to 1.75%.  Letter of credit fees are 1.00% to 1.75% and the commitment fee is 0.20% to 0.35%.  If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility would increase by 2.0% per annum.  Letters of credit and commitment fees are payable quarterly in arrears.  Interest on borrowings is payable quarterly in arrears for U.S. base and Canadian prime rate loans and monthly in advance on BA and BA equivalent loans.  Interest on LIBOR based loans is payable in arrears in accordance with the tenor of the drawing.  Pricing on the term A facility is LIBOR plus an applicable margin ranging from 1.00% to 1.75% depending on our leverage ratio.

Working capital

Our consolidated working capital deficit at March 31, 2016, is approximately $29,600.  It is common for us to operate with a slight working capital position or deficit.  At the end of the first quarter our working capital deficit was higher than the deficit we posted at the end of last year.  Accrued amounts pertaining to our proposed merger with WCI were the primary reason for this change.  Details of the change in our working capital position can be found in the Financial Condition section of this MD&A.

Our treasury function actively manages the Company’s available working capital with the objective of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances.  Our ability to generate cash from operations is healthy and we view our access to funds available under our consolidated facility as sufficient to meet our working capital needs.  Please refer to the Outlook section of this MD&A for additional discussion regarding our longer term liquidity requirements.

Progressive Waste Solutions Ltd. – March 31, 2016 - 30

Risks and restrictions

Drawings on our term A facility, our consolidated revolver and our IRBs are subject to interest rate fluctuations with bank prime, BAs or LIBOR.  Term A facility drawings, $500,000, consolidated revolver drawings, $192,279, expressed net of interest rate swaps on notional borrowing of $825,000, and amounts drawn on our IRBs at March 31, 2016, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in an approximately $5,000, $1,900 and $640, change in annual interest expense, respectively.  A rise or fall in interest expense incurred by our Canadian business reduces current income tax expense.  Our U.S. business currently has losses available to shelter income otherwise subject to tax.  Accordingly, an increase in interest expense for our U.S. business results in lower deferred income tax expense.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our consolidated facility and IRBs (collectively the “facilities”) to repay each in full at their respective maturities.  A failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.  Based on current and expected future performance, we expect to refinance these facilities in full on or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit our discretion with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with any of the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of these facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay the facilities in full.

Fuel hedges, interest rate swaps and foreign currency exchange agreements at March 31, 2016

U.S. fuel hedges
Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

April 2015	84,000	$1.90	NYMEX Heating Oil Index	January 2016	December 2016
April 2015	84,000	$1.91	NYMEX Heating Oil Index	January 2016	December 2016
July 2015	84,000	$1.77	NY Harbor ULSD	January 2016	December 2016
July 2015	84,000	$1.88	NY Harbor ULSD	January 2017	December 2017
July 2015	84,000	$1.77	NYMEX Heating Oil Index	January 2016	December 2016
July 2015	84,000	$1.87	NYMEX Heating Oil Index	January 2017	December 2017
November 2015	84,000	$1.53	NY Harbor ULSD	January 2016	December 2016
November 2015	84,000	$1.53	NYMEX Heating Oil Index	January 2016	December 2016
December 2015	84,000	$1.45	NY Harbor ULSD	January 2016	December 2016

Progressive Waste Solutions Ltd. – March 31, 2016 - 31

Interest rate swaps
Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

August 2013	$35,000	2.97%	0.23%	September 2013	September 2023
August 2013	$40,000	2.96%	0.23%	September 2013	September 2023
September 2013	$25,000	1.10%	0.23%	September 2013	September 2016
September 2013	$25,000	1.10%	0.23%	September 2013	September 2016
September 2013	$25,000	1.95%	0.23%	September 2013	September 2018
September 2013	$25,000	1.95%	0.23%	September 2013	September 2018
September 2013	$25,000	2.30%	0.23%	September 2013	September 2020
September 2013	$25,000	2.30%	0.23%	September 2013	September 2020
September 2013	$25,000	1.60%	0.23%	September 2013	September 2018
September 2013	$25,000	1.60%	0.23%	September 2013	September 2018
October 2013	$25,000	1.51%	0.23%	October 2013	September 2018
October 2013	$25,000	1.53%	0.23%	October 2013	September 2018
October 2013	$15,000	2.65%	0.23%	October 2013	September 2023
October 2013	$20,000	2.64%	0.23%	October 2013	September 2023
November 2013	$25,000	1.50%	0.23%	November 2013	September 2018
November 2013	$25,000	1.50%	0.23%	November 2013	September 2018
December 2013	$20,000	2.18%	0.23%	December 2013	September 2020
December 2013	$20,000	2.17%	0.23%	December 2013	September 2020
December 2013	$10,000	2.96%	0.23%	January 2014	September 2023
December 2013	$15,000	0.75%	0.23%	January 2014	September 2016
December 2013	$15,000	0.79%	0.23%	January 2014	September 2016
December 2013	$15,000	1.62%	0.23%	January 2014	September 2018
December 2013	$30,000	1.66%	0.23%	January 2014	September 2018
March 2014	$25,000	2.25%	0.23%	March 2014	March 2021
March 2014	$25,000	2.26%	0.23%	March 2014	March 2024
March 2014	$25,000	2.25%	0.23%	March 2014	March 2021
March 2014	$25,000	2.78%	0.23%	March 2014	March 2024
March 2014	$20,000	1.67%	0.23%	March 2014	March 2019
March 2014	$20,000	1.67%	0.23%	March 2014	March 2019
March 2014	$20,000	2.27%	0.23%	March 2014	March 2021
March 2014	$20,000	2.26%	0.23%	March 2014	March 2021
March 2014	$30,000	2.79%	0.23%	March 2014	March 2024
March 2014	$35,000	1.64%	0.23%	March 2014	September 2018
March 2014	$25,000	1.03%	0.23%	March 2014	March 2017
July 2014	$20,000	2.65%	0.23%	July 2014	June 2024

Foreign currency exchange agreement
Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

March 2016	$16,000	1.2975	April 2016

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, market conditions and maintaining our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, declines in customer demands for our services, increased competition, a deterioration in general economic and business conditions and adverse publicity.  Any downgrade in our credit rating may impede our access to debt financing, raise our borrowing rates or affect our ability to enter into interest rate swaps.  A downgrade may also preclude us from entering into commodity swaps to hedge diesel fuel or other commodities or enter into foreign currency exchange agreements.

Ratings

Moody’s Investor Service (“Moody’s”) has rated our consolidated facility as Ba1, with a stable outlook. Standard & Poor’s (“S&P”) has assigned a rating of BBB stable.

Progressive Waste Solutions Ltd. – March 31, 2016 - 32

Cash flows
	Three months ended
	March 31
	2016	2015	Change

Cash flows generated from (utilized in):

Operating activities	$73,073	$88,175	$(15,102)
Investing activities	$(64,281)	$(13,948)	$(50,333)
Financing activities	$(5,740)	$(72,444)	$66,704

Operating activities

Three months ended

In the first quarter of 2016, cash generated from operating activities fell short of the mark set in the same period last year.  The approximately $15,100 decline is due to approximately $21,900 of expense incurred in respect of the proposed merger with WCI, expressed before working capital adjustments.  These costs were partially offset by higher EBITDA(A), expressed before expenses attributable to the transaction with WCI.  Details of each component comprising EBITDA(A) are outlined in the Review of Operations section of this MD&A.

Investing activities

Three months ended

Cash utilized in investing activities was higher this quarter compared to the same quarter last year by approximately $50,300.  The prior year sale of our Long Island, New York operations generated proceeds of approximately $76,200.  No such sale was completed in the first quarter this year.  Partially offsetting this change was lower acquisition activity this quarter compared to the year ago quarter of approximately $29,700.  The balance of the change is rooted in capital and landfill asset expenditures, whereby current quarter spending outpaced last year’s spend by approximately $3,300, details of which are outlined in the Other Performance Measures section of this MD&A.

Financing activities

Three months ended

Cash utilized in financing activities declined approximately $66,700 between periods.  In the prior year quarter, we used a portion of the proceeds from the sale of our Long Island, New York operations to fund long-term debt repayments and share repurchases, which exceeded current quarter amounts by approximately $51,500 and $15,300, respectively.

We have a strong ability to generate cash from operations and we expect the cash derived from operations will be sufficient to continue supporting our base operations for the foreseeable future.  We don’t anticipate a change to this expectation in the near to midterm and remain confident that we can continue to borrow on our consolidated facility or raise capital in the equity markets as required.

Critical Accounting Estimates

General

Our financial statements are prepared in accordance with U.S. GAAP and expressed in U.S. dollars, and we use this information to prepare our MD&A.  Our financial statements include estimates and judgments that affect our reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities.  On a periodic basis we evaluate our estimates, including those that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  Significant areas of estimate and judgment include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, including assumptions used in our determination of impairment, deferred income taxes, accrued insurance reserves and other areas of our business that require judgment.  Our estimates and judgments are based on historical experience, our observance of trends, and information, valuations and other assumptions that we believe are reasonable to consider when making an estimate of an asset or liabilities fair value.  Due to the inherent complexity, judgment and uncertainty in estimating fair value, actual amounts could differ significantly from our estimates.

Areas requiring the most significant estimate and judgment are outlined below.

Progressive Waste Solutions Ltd. – March 31, 2016 - 33

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we use a variety of assumptions, including but not limited to, engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant changes to our engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive impact on our financial condition and operating performance, all else equal.  The cost of material inputs fluctuates with changes in commodity prices, including fuel or other commodities, and could result in a significant rise or fall in engineering cost estimates.  An increase or decrease in any cost estimate is recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Landfill closure and post-closure costs are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread, or both, results in an increase to landfill closure and post-closure obligations recorded today.  Inversely, an increase in any of these rates will result in lower recorded landfill closure and post-closure cost obligations.  Fluctuations in these rates can have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure obligations.  A change to our inflation estimate can have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise.  An increase in our estimate of a landfill’s capacity resulting from changes in its operating permit or design, deemed permitted capacity, or compaction, does not immediately impact recorded landfill closure and post-closure costs, but does impact the recognition of expenses in subsequent periods.  All else equal, accretion expense will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance if the change in estimate was significant.

Changes to the timing of expenditures, expenditure types, or monitoring periods regulated by governmental bodies can have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure costs will increase.  Changes in governmental oversight and regulation could increase or decrease our cost estimates or the timing spend, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders a landfill operating permit inactive will accelerate closure and post-closure spending.  The acceleration of spending will increase the recorded amount of landfill closure and post-closure costs which can be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills or their ability to operate as going concerns.

As landfills near the end of their active life, changes to spending estimates for landfill closure and post-closure costs will have a more pronounced impact on the obligation accrued.  When the time to spend is longer in term, changes are absorbed over a longer period of time and don’t typically have a significant impact on accrued obligations in the immediate term.

Landfill assets

Similar to landfill closure and post-closure costs, our development of amortization rates for landfill assets requires us to use a variety of assumptions, including but not limited to, engineering estimates for materials and labour to construct landfill capacity, estimates of landfill capacity, and assumptions pertaining to governmental oversight and regulation.

Changes to any of our estimates, including changes to material inputs tied to commodity prices, economic and socio-economic conditions that impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, compaction estimates that impact landfill capacity expectations or a change in government or a

Progressive Waste Solutions Ltd. – March 31, 2016 - 34

governmental regulation that impacts estimated costs to construct or impacts our capacity assumptions, can have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in subsequent periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired.  Accordingly, amortization expense will be recorded over a shorter period of time to reflect the shortened life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and obtain landfill operating permits in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use.  We don’t typically attract capitalized interest to landfill assets under construction until such time as the investment exceeds $1,000.  All amounts capitalized to landfill assets are amortized over the period in which the landfill actively accepts waste.  Accordingly, any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge to landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of a landfills operation and its ability to operate as a going concern.

Goodwill – 2016/2015

Goodwill is not amortized and is tested annually for impairment.  Impairment may be tested more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, when the most recent fair value determination exceeds the carrying amount by a substantial margin, and when an assessment of events and changes occurring since the most recent fair value determination suggests that there are no such events or circumstances that would indicate it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

Goodwill is tested for impairment at the reporting unit level.  A reporting unit is an operating segment or one level below, referred to as a component.  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the information is regularly reviewed by segment management.  We have defined our operating segments as follows: North, West and East which are also our reporting units.  The methodology we employed to assign goodwill to each reporting unit has been applied on a consistent basis.

The goodwill impairment test is a two-step test.  The first test requires us to compare the estimated fair value of our reporting units to their carrying amounts.  If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired.  However, if the carrying amount of the reporting unit exceeds its estimated fair value, the estimated fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the resulting amount of impairment loss, if any.  The second step of the test requires us to determine the estimated fair value of goodwill in the same manner goodwill is determined in a business combination, representing the reporting units’ excess estimated fair value over amounts assigned to its identifiable assets and liabilities.  The estimated fair value of a reporting unit is the amount that it can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  We utilize a discounted future cash flow approach to determine our estimate of fair value, but consider additional measures of value as well.  Accordingly, we compare the estimated fair value derived from the use of the discounted future cash flow approach to other fair value measures, which may include adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  In certain circumstances, alternative methods to determine our estimate of fair value may prove more accurate.  If our enterprise value declines materially due to share price erosion or our adjusted EBITDA(A) declines due to recession or loss of business, goodwill may be impaired and the impairment charge could have a material adverse impact on our financial condition and operating performance.

Our annual impairment test was completed as of April 30, 2015 and we concluded that the fair value of all our reporting units exceeded their carrying amounts by a substantial margin.

Progressive Waste Solutions Ltd. – March 31, 2016 - 35

Goodwill – 2014

Please refer to footnote (D) in the Definitions and Notes section of this MD&A for a discussion outlining changes to our segments effective April 30, 2015.

Financial Accounting Standards Board’s (“FASB”) guidance on intangibles – goodwill and other, addresses, amongst other things, the considerations and steps an entity is required to undertake to test goodwill for impairment.  The guidance also requires that goodwill of a reporting unit should be tested between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Our annual impairment test was completed on April 30, 2014 and at that time we concluded that the estimated fair value of the U.S. northeast reporting unit exceeded its carrying amount by a substantial margin.  However, in determining the fair value of the U.S. northeast reporting unit in the April 2014 test we included the probability weighted expected cash flows attributable to successfully securing a long-term contract with New York City.  In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, made the likelihood of being awarded the contract indeterminate at that time.  In light of those developments, we were required to re-perform step one of the goodwill impairment test to determine if the carrying amount of our U.S. northeast reporting unit was in excess of its fair value.  The results of our step one test indicated that this reporting unit may be impaired.  Accordingly, we performed step two of the goodwill impairment test with the assistance of an independent valuation firm.

Step two of the impairment test compares the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill.  The fair value of goodwill for our U.S. northeast reporting unit was determined in the same manner the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount by which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

We applied certain valuation and appraisal techniques appropriate for the asset or liability being fair valued.  For example, the Company’s vehicles and other equipment were valued applying both the indirect and direct valuation approaches.  Fair values attributable to customer list intangibles, landfill assets and trade names were determined applying a discounted cash flow approach and the cost method was applied to determine the fair value of our transfer station permits.

The results of our step two test of impairment supported the carrying amount of goodwill in our U.S. northeast reporting unit.  The estimated fair value of goodwill derived from our step two test was $125,700, which was approximately $42,900 higher than its carrying amount.

To estimate the fair value of this reporting unit, we utilized a discounted future cash flow approach.  We determined that the discounted future cash flow approach was the most appropriate for the following reasons:  comparable prices for the sale of a business of the same size and composition of operations were not readily available and we employ the discounted future cash flow approach when we value and acquire companies and therefore believe that a market participant would apply a similar approach.  We also estimated fair value applying the market multiple approach.  Our estimate of fair value applying the market multiple approach, was compared to the results from our discounted cash flow approach as a measure of reasonability.  The primary assumptions used in our discounted cash flow calculation include revenue growth, capital and landfill spending, margins, acquisitions, corporate cost allocations and tax and discount rates.  The primary assumptions used in our interim estimate of fair value included the following: revenue growth of 2.0%; capital and landfill expenditures equal to 16.4% of revenue in year one, declining by 2.7% in year 2, a further 1.6% in year 3 and 4 and 1.5% in year 5, until capital and landfill expenditures reached 9.0% of revenues; revenue less operating and SG&A expense margin averaging 23.3% in the first four years and 25.2% beyond year 5 with no change to margins thereafter; administrative costs specific to our regional office were assumed to be $nil; no acquisitions or corporate cost allocations were assumed; a tax and discount rate of 40% and 7.9%, respectively, were applied.

Absent our reorganization announced April 30, 2015 and holding all other facts and circumstances constant, the step one test of impairment for our previously reported U.S. northeast reporting unit was expected to fail at each annual test date.  Accordingly, and in accordance with the accounting standards, we would have expected to complete a step two test of impairment at each annual testing date, or earlier, had a triggering event occurred in an interim period that indicated the carrying amount of goodwill was higher than its fair value.

Progressive Waste Solutions Ltd. – March 31, 2016 - 36

Deferred income taxes

Deferred income taxes are calculated using the asset and liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax base of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to the statement of operations and comprehensive income or loss in the period in which the change occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance to determine the resulting deferred income tax asset.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive impact on our financial condition and operating performance.  In addition, changes in regulation or the inability to generate sufficient taxable income could impact our ability to utilize our tax loss carryforwards, which could have a significant impact on the deferred income tax assets and liabilities we record.

The recognition of deferred tax assets attributable to unutilized loss carryforwards considers both our historical and future ability to generate income subject to tax.  Should we be unable to generate sufficient income subject to tax, deferred tax assets recorded in respect of unutilized loss carryforwards may not be available to us prior to their expiry.  Our intent is to maximize the use of all loss carryforwards available to us, wherever possible, in advance of their expiry through the use of various strategies, including the deferral of discretionary tax deductions where available.  Should we not be able to utilize certain deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period we determine that the likelihood of not realizing these losses was more likely than not.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $65,300.  In light of our historical ability to generate income subject to tax and based on our expectations for the foreseeable future, we view the risk of not realizing these deferred tax assets as low.

Landfill closure and post-closure costs are not deductible for tax at the same time they are recognized as an expense for accounting.  Accordingly, we have recorded a deferred tax asset due to the difference in timing of deductibility.  When we assess the deductibility of the resulting deferred tax asset applying the more likely than not threshold, we consider our historical financial performance, our expected future financial performance and our relationships with all levels of government and community as key indicators that we will continue to operate as a going concern.  Based on our assessment, we have concluded that the risk of not recognizing these deferred tax assets as low.

Accrued insurance reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims.  For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250, $500 and $1,000 depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self-insured levels.  We use independent actuarial reports prepared quarterly, and annually, as the basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant changes to the assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims histories, the frequency of claims and claim settlement amounts, can result in a material adverse or positive impact to our financial condition and operating performance.

Other

Other estimates include, but are not limited to, our allowance for doubtful accounts receivable, recoverability assumptions for landfill development assets, the useful life of capital and intangible assets, the fair value of contingent acquisition payments and assets and liabilities acquired in a business combination, various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates, share based compensation, including a variety of assumptions and variables used in option pricing models, the fair value of financial instruments and contingencies related to litigation, claims and assessments.

New Accounting Policies Adopted or Requiring Adoption

Revenue – Revenue from Contracts with Customers

In May 2014, FASB issued their final standard on revenue from contracts with customers.  The standard provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.  The core principle of the revenue model is

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that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  In applying the revenue model to contracts within its scope, an entity identifies the contract(s) with a customer (step 1), identifies the performance obligations in the contract (step 2), determines the transaction price (step 3), allocates the transaction price to the performance obligations in the contract (step 4), and recognizes revenue when (or as) the entity satisfies a performance obligation (step 5).  This standard applies to all contracts with customers except those that are within the scope of other topics.  Certain provisions of this standard also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of property, plant, and equipment; land and buildings; or intangible assets) and existing accounting guidance applicable to these transfers has been amended or superseded. Compared with current U.S. GAAP, this standard also requires significantly expanded disclosures about revenue recognition.  Broadly, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.  Disclosure includes separately disclosing revenues derived from contracts with customers from other sources of revenues and separately disclosing any impairment losses recognized on any receivables or contract assets from other contracts.  An entity is also required to disaggregate its revenues recognized from contracts into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.  Disaggregated revenues must be further reconciled to revenues presented on a reportable segment basis to allow financial statement users to understand the relationship between disaggregated and reportable segment revenues.  Disclosures are also required with respect to the opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers, if not otherwise separately presented and disclosed.  In addition, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is required disclosure, and revenue recognized in the reporting period from performance obligations satisfied, in full or in part, in previous periods, must also be disclosed.  Qualitative and quantitative disclosures for contract assets and liabilities must also disclose changes resulting from business combinations, cumulative catch-up adjustments to revenues, including a change in the measure of a contracts progress, a change in an estimate of the transaction price, a contract modification, a contract impairment, a change in the condition of rights or a change in the time for a performance obligation to be satisfied.  An entity must further disclose its significant performance obligations included in its contracts with its customers, including when performance obligations are satisfied, the significant terms of payment, the nature of the goods or services that an entity has promised to transfer, obligations for returns, refunds and any type of warranty or related obligation.  Any portion of the transaction price that is allocated to a performance obligation that is unsatisfied is required disclosure, including an explanation of when the entity expects to recognize revenues pertaining to an unsatisfied performance obligation and disclosing numerically the amounts to recognize over appropriate and relevant time bands.  Significant judgments made assessing the timing of performance obligations and determining the allocation of the transaction price to the performance obligations that could significantly impact the determination of revenue recognized from contracts with customers must be disclosed.  Performance obligations satisfied over time requires disclosure of the method used to recognize revenue and a supporting explanation of why this method was chosen.  Performance obligations satisfied at a point in time must also be disclosed when significant judgments are made in evaluating when a customer obtains control of a good or service.

This guidance would have been effective for annual reporting periods beginning after December 15, 2016, including each interim period thereafter, but has been tentatively deferred, as further outlined below.  In August 2015, FASB issued an Accounting Standards Update (“ASU”) deferring the effective date of this standard for one year.  The ASU also permits early adoption of the new standard, but not before the original public entity effective date of annual reporting periods beginning after December 15, 2016.  We would adopt the new standard January 1, 2018.

Regardless, an entity can chose to adopt this guidance applying one of two approaches:

a.        retrospective application for each prior reporting period presented, subject to certain practical expedients in respect of completed contracts and transaction prices allocated to the remaining performance obligations that an entity expected to recognize as revenue, or

b.       retrospective application with the cumulative effect of initially applying this guidance recognized at the date of initial application.  If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of, including the amount by which each financial statement line item is affected in the current reporting period by the application of this guidance compared to the guidance that was in effect before the change and an explanation of the reasons for significant changes.

In March 2016, FASB issued additional implementation guidance on principal versus agent considerations which includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer.

Progressive Waste Solutions Ltd. – March 31, 2016 - 38

In April 2016, FASB issued additional implementation guidance on identifying performance obligations and licensing.  The amendments in this update do not change the core principle of the guidance but provides further clarification on these two areas.

The effective date and transition requirements for these amendments are the same as those above.

We continue to assess the impact this guidance will have on our financial statements.

Compensation – Share Based Compensation

In June 2014, FASB issued guidance on how entities record compensation cost when an award participant’s requisite service period ends in advance of the performance condition being satisfied.  That is, when an award participant is eligible to vest in the award regardless of whether the participant is rendering service on the date the performance target is achieved.  The guidance requires entities to recognize compensation cost in the period in which it becomes probable that the performance condition will be achieved and should record the compensation cost over the period the award participant renders service.  If the performance target becomes probable of achievement before the end of the requisite service period, the remaining unrecognized compensation cost must be recognized over the remaining requisite service period.  If the achievement of the performance condition becomes probable after the award participants requisite service period, compensation cost will be recognized immediately in the period when the performance condition becomes probable.  The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest.  The guidance also outlines that the grant date fair value of the award should not consider the performance condition in its determination.  This guidance is effective for all reporting periods beginning after December 15, 2015 with early adoption permitted.  The amendments can be applied prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  This guidance did not have a significant impact on the Company’s financial statements.

Presentation of Financial Statements – Going Concern

In August 2014, FASB released additional guidance requiring management to evaluate if substantial doubt exists about an entity’s ability to continue as a going concern.  In connection with the preparation of financial statements for each annual and interim reporting period, an entity should evaluate whether conditions or events, considered in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern.  Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued, or are available to be issued.

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should assess if its intended plans to mitigate those relevant conditions or events would alleviate this doubt. The entity must disclose information that enables users of the financial statements to understand 1) principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern and 2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations.

If substantial doubt is alleviated as a result of this assessment, the entity is also required to disclose the relevant plan that it expects will alleviate the substantial doubt.  However, if substantial doubt is not alleviated as a result of this consideration, the entity is required to disclose that substantial doubt exists, the principal conditions that gave rise to substantial doubt, an entity’s evaluation of the significance of those conditions and an entity’s plans, if any, that are intended to mitigate the adverse conditions.

For us, these amendments are effective for all reporting periods ending after December 15, 2016 with early adoption permitted.  We do not anticipate these new amendments will have a significant impact on our financial statements.

Income Statement – Extraordinary and Unusual Items

In January 2015, FASB simplified an entities’ income statement presentation by eliminating the concept of extraordinary or unusual items.  By eliminating the concept of extraordinary items, preparers will save time and cost since they will no longer have to assess whether an event or transaction is extraordinary. This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators will no longer need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately.  The amendments are effective for all reporting periods beginning after December 15, 2015.  A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively

Progressive Waste Solutions Ltd. – March 31, 2016 - 39

to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year in the year of adoption.  This guidance did not have a significant impact on the Company’s financial statements.

Interest – Imputation of Interest

In April 2015, FASB issued an amendment to simplify the presentation of debt issuance costs.  The update requires that debt issuance costs related to a recognized debt liability be presented as a direct deduction from the carrying amount of that debt liability, similar to a debt discount.  Recognition and measurement guidance for debt issuance costs are not impacted by this amendment.  The amendment is effective for all reporting periods beginning after December 15, 2015, applied on a retrospective basis.  Early adoption is permitted for financial statements that have not been previously issued.

In August 2015, an ASU further clarified the presentation and subsequent measurement of debt issuance costs related to line-of-credit arrangements which were not addressed in the original ASU issued in April.  This ASU permits an entity to defer and present debt issuance costs as an asset, net of amortization recorded ratably over the term, for line-of-credit arrangements, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

Deferred financing costs recorded as an asset on the consolidated balance sheet were subject to these amendments effective January 1, 2016.  Accordingly, deferred financing costs attributable to long-term debt arrangements, other than line-of-credit arrangements, totaling $3,489 at December 31, 2015, have been reclassified to long-term debt.

Intangibles – Accounting for Fees Paid in a Cloud Computing Arrangement

In May 2015, FASB provided additional guidance regarding the accounting for fees paid by a customer in a cloud computing arrangement, which amongst other things included guidance on cloud computing arrangements that include a software license.  If a cloud computing arrangement includes a software license the customer should account for the software license component of the arrangement like any other software license.  If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract.  These amendments are effective for all reporting periods beginning after December 15, 2015 and can be applied on either a prospective basis for all arrangements entered into or materially modified after the effective date or retrospectively.  Early adoption is permitted.  This guidance did not have a significant impact on the Company’s financial statements.

Financial Instruments: Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, FASB issued an amendment to provide users of financial statements with more useful information with respect to financial instruments.  The primary provisions include:

a.        measuring equity investments at their estimated fair value with changes recorded to net income, excluding investments accounted for under the equity method of accounting or those that result in consolidation of the investee.  Notwithstanding, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer

b.       simplifying the impairment assessment of equity investments that don’t have readily determinable fair values by requiring a qualitative assessment to identify impairment.  When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at its estimated fair value

c.        eliminating the requirement to disclose the estimated fair value of financial instruments measured at amortized cost for entities that are not public

d.       eliminating the requirement for public entities to disclose the method(s) and significant assumptions applied to estimate fair value for financial instruments measured at amortized cost

e.       requiring public entities to use the exit price notion when measuring the estimated fair value of financial instruments for disclosure purposes

f.         requiring entities to present separately in other comprehensive income the portion of the total change in the estimated fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments

g.       requiring entities to separately present financial assets and financial liabilities by measurement category and form of financial asset, representing securities or loans and receivables, on the balance sheet or in the accompanying notes to the financial statements

h.       clarifying that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

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For public entities, these amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Early application is not permitted, except for item f. which must be adopted at the beginning of the fiscal year in the year of adoption.

An entity should apply these amendments through a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year in the year of adoption.  Amendments related to equity securities without readily determinable fair values, including the related disclosure requirements, should be applied prospectively to equity investments that exist as of the date of adoption.

We do not anticipate this guidance will have a significant impact on our financial statements.

Leases

In February 2016, the FASB issued a new standard for leases to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements.

The new standard requires entities to recognize the assets and liabilities that arise from a lease, which differs from the previous guidance which did not require lease assets and lease liabilities to be recognized for leases characterized as an operating lease.  A lessee is required to recognize a liability reflecting lease amounts payable and a right-of-use asset representing its right to use the underlying asset for the lease term.  When measuring assets and liabilities arising from a lease, a lessee (and a lessor) is required to include payments expected to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease.  Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.  Also consistent with the previous guidance, a lessee (and a lessor) excludes most variable lease payments in measuring lease assets and lease liabilities, other than those that depend on an index or a rate or are in substance fixed payments.

For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities.  If a lessee makes this election, it will recognize lease expense for such leases generally on a straight-line basis over the lease term.

The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous guidance.  Differentiation between finance leases and operating leases continues, however, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the statement of financial position.

This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for public entities.  Early adoption is permitted for all entities.

We are in the process of assessing the impact this guidance will have on our financial statements.

Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting

In March 2016, FASB issued an update to simplify certain aspects of accounting for share-based payment transactions, including excess tax benefits and tax deficiencies and minimum statutory tax withholding requirements along with their presentation on the statement of cash flows, classification of awards as equity or liabilities (for non-public entities), and forfeitures.

This guidance is effective for annual periods beginning after December 15, 2016, including interim periods within those annual periods.  Early adoption is permitted in any interim or annual period.  If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period and an entity that elects early adoption must adopt all of the amendments in the same period.

Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value should be applied using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is adopted.   Amendments related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the

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minimum statutory withholding requirement should be applied retrospectively.  Amendments requiring recognition of excess tax benefits and tax deficiencies in the income statement should be applied prospectively.  An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statement of cash flows using either a prospective transition or retrospective transition method.

We do not anticipate this guidance will have a significant impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

A company providing transportation services to us is owned by an officer of a Progressive Waste Solutions Canada Inc. (formerly BFI Canada Inc. effective April 1, 2015) subsidiary.  Total charges of approximately $400 (2015 - $700) were incurred by the Company for the three months ended March 31, 2016, respectively.  Pricing for these transportation services were billed at market rates which approximates fair value.

On June 4, 2013, we made an approximately $1,000 investment in TerraCycle Canada ULC (“TerraCycle”) for a 19.9% stake in the company.  Since the date of our original investment, we have not had any significant transactions between us and TerraCycle.

All related party transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

Pending business combination with WCI
On January 18, 2016, the Company’s board of directors and WCI’s board of directors unanimously approved the Merger Agreement and transactions contemplated by the Merger Agreement, including the business combination between us and WCI.  To effect the business combination, Merger Sub (our direct wholly owned subsidiary) will merge with and into WCI, with WCI surviving the Merger.  The Merger Agreement contemplates that each share of WCI common stock outstanding immediately prior to the Merger will be cancelled and automatically converted into the right to receive 2.076843 common shares of the Company, including any cash payable in lieu of fractional shares.  The Merger Agreement also provides that we will assume certain equity incentive awards of WCI that are outstanding immediately prior to the Merger.  Each equity incentive award we assume will automatically convert into a right to receive 2.076843 common shares of the Company for every one share of WCI common stock that underlies the equity incentive award.

Subject to the approval of the Company’s shareholders and approval by the TSX, the Company expects to, immediately following the Merger, implement a share consolidation by converting every one common share outstanding on a pre-consolidated basis for 0.4815 common shares on a post-consolidation basis.   If the share consolidation is implemented, WCI shareholders will instead receive one common share of the Company for each share of WCI common stock held (and holders of WCI equity incentive awards assumed by the Company will similarly have the right to receive one common share of the Company for every one share of WCI common stock underlying the assumed equity incentive awards).  Following the consolidation, there will be approximately 175 million common shares of the Company outstanding, and on a fully diluted basis.

It is anticipated that our shareholders and WCI stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the outstanding common shares of the Company immediately after the Merger.  The Merger is expected to close in the second quarter of 2016.

The Merger and the other transactions contemplated by the Merger Agreement are subject to approval by our shareholders and WCI stockholders, and the satisfaction or waiver (if permissible under applicable law) of customary closing conditions and regulatory approvals, including anti-trust and competition law approvals in the U.S., which received early termination approval in February, and approval of the TSX.

The remainder of the outlook section reflects our outlook for the Company absent a merger with WCI.

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Overview

Management is committed to employing its improvement and market-focused strategies with the intent of delivering additional shareholder value, continued growth of the business, improving free cash flow(B) and improving our return on invested capital.  Management expects to execute on a multi-pronged approach in its delivery of shareholder value, which may include some or all of the following: business growth through strategic acquisition, reinvestment in the business to drive organic growth or operating efficiencies, share repurchases, debt repayment and/or dividend increases.  Management’s objective is to continuously improve the business through revenue growth and effective cost management.  New market entry, existing market densification and landfill development are the focus of our business as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of the waste we collect.  In addition, we continue to investigate and review alternative technologies for waste diversion, and when appropriate, invest in them.  Our strengths are founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, a disciplined operating process, predictable replacement capital requirements and stable cash flows.  We are committed to actively managing these attributes in the future.

Strategy

Increase collection density.  Operating in high density urban markets provides us with the opportunity to develop significant collection density.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through route efficiency.  In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to focus on growth within our existing markets that support our local market strategies and continue our pursuit of new and attractive market entries that provide similar opportunities.

Optimize asset mix to improve return on capital.   Balancing the composition of assets within our segments and amongst our operations allows us to execute our asset productivity strategies.  By optimizing our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in the North segment has consistently generated strong adjusted EBITDA(A).  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. segments.

Generate internal growth.  We seek to leverage our market positions and asset profiles to drive internal revenue growth.  Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density in markets where we also offer disposal, we can strengthen the internalization and margin profile of our existing operations.  In addition, we apply pricing strategies, when appropriate, to capture the value of our service offerings.

Increase internalization.  We seek to increase internalization in the markets we serve by managing the waste stream from our collection to our disposal operations.  Internalization allows us to avoid third‑party disposal fees and allows us to leverage the assets we operate.  Our disposal facilities achieve the benefits of economies of scale through the delivery of dependable and sustained volumes of waste and as a result our disposal facilities are competitive and economical for our customers.  In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in the markets that we operate.

Pursue strategy enhancing acquisitions.   We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategies and are accretive over the long-term on a return on invested capital and free cash flow(B) basis.  Our acquisition efforts are focused in attractive markets that we believe enhance our existing operations or provide significant growth opportunities.

Five year plan

On May 15, 2014, we presented our five-year strategic plan that outlined improvements to profitability and higher returns for shareholders.  Our plan included margin improvement through cost efficiencies and better operational execution, increased asset utilization, the generation of more free cash flow(B) and the allocation of capital to maximize returns for shareholders.  We continue to believe that we have an opportunity to increase adjusted EBITDA(A) margins from current levels through operating cost reductions including improving the productivity of our assets and leveraging our annual spend.  We also believe our continued focus on health and safety will enable us to lower risk management expenses.  We believe these initiatives will increase free cash flow(B) and we intend to reduce our annual replacement capital spend, relative to 2013 levels, as a percentage of revenue, to further increase the free cash flow(B) we generate.  Our plan includes a continued focus on our

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allocation of capital to earn the highest return, while never compromising the quality of our assets.  With operating cost reductions and higher asset utilization, combined with disciplined capital allocation, we expect to generate higher returns on invested capital in the five years that follow.  We also anticipate annual organic revenue growth of about 4% over the five years that follow, reflecting a combination of pricing and volume improvements, driven by gross domestic product (“GDP”) and population growth in the markets we serve.  Finally, we also committed to a disciplined, returns-focused acquisition program, and reaffirmed our intent to allocate capital to share repurchases in the absence of acquisition opportunities that meet our return criteria.

Operations

One of our key commercial strategies is to pass through fuel, commodity, container maintenance and environmental surcharges, including government imposed disposal charges, to our end customers to mitigate variability in our operating results and cash flows.  However, certain of our customer service arrangements prevent or limit our ability to recover certain cost variability.  Therefore, to mitigate this risk, we may enter into fuel and commodity hedges.  Readers are reminded that increasing surcharges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

For 2016, we expect to realize organic revenue growth in our North segment, excluding fuel surcharges, commodities and known contract losses, equal to or greater than the anticipated growth in Canada’s GDP.  We expect that volume and organic growth will improve density and productivity, and we continue to recover increased operating costs through pricing strategies in the markets we serve.  Further, we look to maximize landfill tonnages and recover operating cost variances resulting from fluctuations in the price of fuel and other costs, and it is our intention to continue executing our growth strategy through strategic “tuck-in” acquisitions.

We expect our U.S. segments to grow on pace with U.S. GDP growth, excluding fuel surcharges, commodities, known contract losses, divestitures, the strategic elimination of less profitable business and acquisitions.  Similar to our North segment, we continue to execute our market focused strategies in the U.S. to drive price and volume growth and increase densification, productivity and internalization.  In addition, we continue to pass along operating cost increases where we can and we continue to pursue growth through strategic acquisitions.

Please note that our revenue expectations are before the impact of FX on our North segment results.  The impact commodity pricing and foreign currency fluctuations can have on our revenues and financial performance are outlined below.

Specific events

We continue to manage the volume of waste received at our Bethlehem landfill to complement our permitting process.

The sale of our Long Island, New York operations on February 28, 2015 will be a headwind to adjusted EBITDA(A) for fiscal 2016 of roughly $1,000.

Compensation expense attributable to short term bonus plans will be a headwind for 2016 totaling approximately $6,300.

Lower commodity prices are also expected to be a headwind in 2016 totaling approximately $2,800 based on an FX rate of seventy-two cents.

Restructuring

As a result of our restructuring efforts in 2015, and certain terminations occurring in the current quarter, we expect to realize annual cost savings of approximately $8,000.

Other

Commodity pricing

Our revenues and earnings are impacted by changes in recycled commodity prices, which includes old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper.  Other commodities we receive include plastics, aluminum, metals and wood.  Our results of operations may be affected by changing prices or market demand for recyclable materials.  The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may impact our consolidated financial condition, results of operations and cash flows.

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Our revenues and earnings are also impacted by changes in the purchase and sale of fuels.  We purchase diesel, gasoline and CNG for use in our operations and we also sell CNG from certain of our landfill gas to energy facilities.  The prices for these commodities can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may impact our consolidated financial condition, results of operations and cash flows.

Foreign currency

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and income in Canada.  If the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,700.  Adjusted EBITDA(A) is similarly impacted by approximately $2,800, assuming a strengthening U.S. dollar.  The impact on adjusted net income(A) and free cash flow(B) for a similar change in FX rate, results in an approximately $600 and $500 decline, respectively.  Should the U.S. dollar weaken by one cent, our reported revenues, adjusted EBITDA(A), adjusted net income(A) and free cash flow(B) will improve by similar amounts.

Interest on long-term debt

We entered into interest rate swaps on notional borrowings of $825,000.  We will continue to monitor, and, when appropriate, adjust the fixed and floating interest rate positions on our long-term debt drawings.  By fixing the variable rate of interest we reduce the risk of interest rate escalation in the future, however, short-term interest expense increases compared to the expense we would have incurred if we had borrowed at current market rates.  The increase in interest expense is dependent on the amount swapped, the market rate of interest and the applicable bank margin when we entered into the swap.

Taxation

Our U.S. business continues to utilize loss carryforwards which are available to offset income otherwise subject to tax.  Based on the current rate of utilization and expected performance of our U.S. business, we expect that these carryforward losses will be fully utilized by the fourth quarter of 2018.  The rate of use however, is subject to the actual performance of our U.S. business.  Once these carryforward losses are fully utilized, current income tax expense will increase significantly.  The increase in current income tax expense in 2018 and beyond will have a significant impact on the amount of free cash flow(B) we generate and the free cash flow(B) yield we return.  Based on our expected business performance, we estimate current income tax expense will increase by approximately $35,000 to $40,000 annually once all carryforward losses are utilized.

Based on current regulations and enacted tax rates, we expect our long-term effective tax rate will approximate 23% to 24%.

The Company’s wholly-owned Canadian holding company holds all of the issued and outstanding share capital of our U.S. business.  We have reviewed the investment in our U.S. business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after consideration of many factors, including management’s stated strategy to grow through strategic acquisition, which we expect will be concentrated in the U.S.  Additionally, repatriating monies from our U.S. operations comes at a cost in the form of withholding taxes.  We have no intention of incurring withholding taxes unnecessarily, and as such we ensure that all alternatives are considered before we repatriate any monies from our U.S. business to Canada.  Applying this approach also reduces our exposure to foreign currency risk.  Our Canadian operations have the ability to generate earnings and or draw on availability under the consolidated facility to achieve this result.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our Canadian held investment in our U.S. operations.  If, or when, we are required to repatriate earnings or some portion thereof from our U.S. operations to Canada, these monies would likely attract withholding taxes at a rate of 5%, subject to our U.S. operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

The Company’s indirectly held, but wholly-owned, U.S. holding company, WSI LLC, holds a 22.5% interest in the issued and outstanding share capital of Progressive Waste Solutions Canada Inc. (formerly BFI Canada Inc. effective April 1, 2015).  We have reviewed the investment in our Canadian business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after considering many of the same factors outlined above that support permanent reinvestment of our Canadian held interest in our U.S. business.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our U.S. held investment in our Canadian operations.  If, however, we are required to repatriate some portion of our Canadian operations to the U.S., these monies would likely attract withholding taxes at a rate of 5%, subject to our Canadian business’s ability to declare dividends at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

In connection with the sale of our Long Island, New York operations in the first quarter last year, we anticipated filing for a worthless stock deduction.  However, we have since determined that we do not meet the conditions necessary to realize this

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deduction and any and all resulting losses are on account of equity and characterized as a capital loss.  We will continue to assess our options to maximize the use of any capital loss available to us.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth achieved through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of dividends paid and share repurchase targets, and these excess cash flows will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth requires access to debt and equity in the capital markets and any capital market restrictions could affect our growth.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

As of April 26, 2016, no additional common shares were purchased under the NCIB, and it is anticipated that we will not make any further purchases pursuant to our NCIB in light of having announced the pending Merger with WCI.

Liquidity

Our ability to generate cash from operations is strong.  Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating our business steady state.  Over the long-term, we intend to apply a balanced approach to the use of these cash flows to fund strategic acquisitions, share repurchases, dividends and debt repayment.  In addition, it is our long-term goal to maintain a consolidated total debt to adjusted EBITDA(A) ratio of between 2.5 to 3.0 times.  In light of the continuing low interest rate environment and the Company’s strong balance sheet, management is comfortable with this target range and will reassess from time-to-time.  We intend to return to our target range by the end of 2016, since our 2015 share repurchases and acquisition activity and costs incurred in 2016 on account of the proposed merger with WCI temporarily pushed us outside of this range.  Based on the availability we have under the consolidated facility, we believe we have an adequate source of liquidity in the near and mid-term.

Borrowing rates are at historical lows in the U.S. and Canada.  Accordingly, if the North American economy strengthens, we would expect interest rates to rise.  An increase in interest rates results in higher interest expense on borrowing tied to variable rates of interest, partially offset by lower current or deferred income tax expense.  Please refer to the Liquidity and Capital Resources section of this MD&A for the impact a 1% rise or fall in interest rates has on our reported results of operations.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss.  An increase in dividends paid or common shares repurchased, when funded by IESI Corporation (“IESI”), an indirect wholly-owned subsidiary, or the inability of IESI to return capital, attracts withholding taxes from foreign source income received by Canadian entities of the Company.  In addition, and in connection with the closing of the WSI acquisition, changes were made to our organizational structure which resulted in our Canadian operations being partially owned by a U.S. holding company.  Accordingly, a per share dividend paid by the Canadian operating parent for the benefit of, and distribution by the Company to its shareholders, also requires the Canadian operating parent to pay a like dividend to the U.S. holding company.  Amounts paid by the Canadian operating parent to the U.S. holding company are subject to withholding tax.  However, with the introduction of our long-term financing structure, Progressive Waste Solutions Ltd. currently receives interest income that exceeds its interest obligations under the terms of the consolidated facility.  Accordingly, excess cash at Progressive Waste Solutions Ltd. can be applied against its dividend obligations and therefore reduce the dividend requirements of its Canadian or U.S. operating entities, which in turn reduces withholding tax.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize acquired assets and liabilities at fair value, including all identified intangible assets separately from goodwill.  Fair value adjustments typically increased the carrying amounts of acquired capital and landfill assets and required us to recognize the fair value of intangible assets as well.  Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets original cost, but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Fred Weber, Choice Environmental and Carolina Waste.  Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it is unreasonable for us to derive the exact impact these acquisitions

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have had on amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  If we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and fuel hedges, and when and as applicable, FX agreements and hedge agreements for OCC.  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time-to-time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk, related to cash and cash equivalents, is the fair value of these amounts recorded on our balance sheet, approximately $43,900 (December 31, 2015 – approximately $35,800).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances and deem the credit quality of these balances to be high and not impaired.

Accounts receivable

We are subject to credit risk on accounts receivable and our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our balance sheet, approximately $205,000 (December 31, 2015 - $207,600).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.   We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collection policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for.  When accounts receivable are considered uncollectable, they are written-off against the provision.  The recovery of amounts previously written-off is recorded to the provision.  Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on historical collections, we have been successful in collecting amounts due to us.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to deferred revenue on our balance sheet.  Accounts receivable considered impaired at March 31, 2016, are not considered significant.

Other receivables

We are subject to credit risk on other receivables, which principally reflects a vender take back mortgage (“VTB”) we entered into in conjunction with the sale of certain buffer lands adjacent to our Calgary landfill site in 2014.

Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $2,700  (December 31, 2015 – $2,500), however the VTB is secured by the land sold.  Accordingly, we deem the credit quality of our other receivables balance to be high and no amounts are impaired.

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Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is equal to the fair value of funded landfill post-closure costs recorded on our balance sheet, approximately $11,000 (December 31, 2015 – $10,100).  Management reviews the Company’s exposure to risk from time-to-time or as a condition indicates that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts, however we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity and that liquidity is managed daily through the monitoring of actual and forecasted cash flows and liquidity available to us from our consolidated facility.  The treasury function is also responsible for ensuring that liquidity is available on the most favourable financial terms and conditions.  Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee and our lenders, and maintains regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the FX rate.  Our exposure to currency risk is tied to the movement of monies between Canada and the U.S.  Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends or share repurchases and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company.  To mitigate this risk, management decides where dividend and share repurchases are funded from and looks to fund these amounts from cash flows generated from Canadian sources wherever possible.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the three months ended March 31, 2016, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to our U.S. holding company, we enter into foreign currency exchange agreements from time-to-time.

Interest rate risk is the risk that the fair value of a financial instrument’s future cash flows will fluctuate because of changes in market rates of interest.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which is our long-term debt.

Our consolidated facility and our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  A portion of this risk has been mitigated by the interest rate swaps we have entered into.  However, we are subject to interest rate risk as these interest rate swaps reach the end of their contractual maturities.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts could result in us having to decrease or increase our funding for this obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

The policies and process for managing these risks are included above in the Credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are intended to mitigate and the selection of a derivative financial instrument may not increase the Company’s net exposure to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but are not limited to, credit risk.  Our exposure to other types of risk is evaluated against the benefit derived from the derivative financial instrument.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it is intended to mitigate.

Progressive Waste Solutions Ltd. – March 31, 2016 - 48

Fair value methods and assumptions

The estimated fair values of financial instruments are calculated using available market information and commonly accepted valuation methods.  Considerable judgment is required to interpret market information that we use to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair value estimates.

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The estimated fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The estimated fair value of these investments is supported by quoted prices in active markets for identical assets.

The estimated fair values of fuel hedgers are determined using a discounted cash flow analysis.  This approach uses the forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the expected cash flows attributable to these fuel hedges.  Financial institutions are the sources of the forward index curve and risk-free rate of interest.  The use of different assumptions and or estimation methods could have a material effect on the estimate of fair value.

Our interest rate swaps are recorded at their estimated fair values determined using a discounted cash flow analysis.  The analysis utilizes observable market data including forward yield curves to determine the market’s expectation of the future cash flows for the variable component.  The fixed and variable components of the derivative are then discounted using calculated discount factors developed from the zero rate curve and are aggregated to arrive at an estimated fair value.  We also incorporate credit valuation adjustments to reflect nonperformance risk for ourselves and the respective counterparties in our estimation of fair value.  We verify the reasonableness of these estimates by comparing them to quotes received from financial institutions that trade these contracts.  The use of different assumptions and or estimation methods could have a material effect on the estimate of fair value.

Foreign currency exchange agreements are recorded at their estimated fair value based on quotes received from the financial institution that trades these contracts.  We verify the reasonableness of these quotes by comparing them to the period end foreign currency exchange rate, plus a reasonable premium to market.  There was one foreign currency exchange agreement outstanding at March 31, 2016.  Accordingly, the risk of having a material impact on the determination of fair value through the use of different assumptions and or estimation methods is unlikely to be significant.

Financial assets and liabilities recorded at their estimated fair values are included on our balance sheet as funded landfill post-closure costs, other assets and other liabilities, as and where applicable.

Risks and Uncertainties

Our business, and an investment in our securities, is subject to certain risk and uncertainties, including those described below and included in the Outlook section of this MD&A.  We have divided the risks and uncertainties into three categories: principal risks relating to our business, risks related to our industry and other general risk factors that should be considered when investing in our Company’s common shares.

If any events or developments discussed in these risks actually occur, our business, financial condition, results of operations or the value of our securities could be adversely affected.

Principal risks related to our business

The proposed Merger with WCI is subject to various closing conditions, including regulatory and stockholder approvals, as well as other uncertainties and there can be no assurances as to whether and when the Merger may be completed.

The proposed Merger is subject to various closing conditions, including regulatory and stockholder approvals, as well as other uncertainties and there can be no assurances as to whether and when the Merger may be completed.  Under the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Waste Connections, with Waste Connections surviving the Merger as a wholly-owned subsidiary of the Company.  The consummation of the Merger is subject to various customary conditions, including the affirmative vote of holders of a majority of the outstanding shares of Waste Connections’

Progressive Waste Solutions Ltd. – March 31, 2016 - 49

common stock, the affirmative vote of a majority of the votes cast of the Company’s common shares, the expiration or termination of the applicable waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, which received early termination approval in February, and other regulatory clearances.  If these conditions to the closing of the Merger are not fulfilled, some of which are not within the control of the Company, then the Merger cannot be consummated.  If the Merger does not receive, or timely receive, the required regulatory approvals and clearances, or if another event occurs that delays or prevents the Merger, such delay or failure to complete the Merger may cause uncertainty and other negative consequences that may materially and adversely affect the business, financial position, and results of operations of the Company.

Downturns in the economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak economy generally results in a decline in waste volumes generated.  Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During times of weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.  Due to the diversity of our customer base and the nature of our business and services we provide, we haven’t been severely affected by downturns in the economy.  Operations in our East segment have been impacted the most by economic downturns, but we don’t believe this segment is unable to continue operating as a going concern.  However, we remain committed to participating with New York City (“NYC”) in the NYC Plan, maximizing the internalization of collected waste volumes, optimizing this segment’s asset mix and to reducing our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, in addition to complying with land use, environmental and other regulatory requirements.  We may also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could reduce internalization and negatively impact our business strategies.  A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded to our consolidated statement of operations and comprehensive income or loss.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.

Our long-term debt facilities contain restrictive covenants and require us to meet certain financial ratios and financial condition tests

The terms of our consolidated facility and IRBs contain restrictive covenants that limit the discretion of our management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares above certain levels or make certain other payments, including share repurchases, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot provide assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, deterioration in general economic and business conditions and adverse publicity.  Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, commodity swaps for a portion of diesel fuel that is consumed in our operations or foreign currency exchange agreements.

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Moody’s has rated our consolidated credit facility at Ba1 with a stable outlook.  S&P has assigned a rating of BBB stable for our consolidated credit facility.

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations.  As of March 31, 2016, we had total indebtedness of approximately $1,584,000.  The degree of leverage could have important consequences.  For example, it may:

•         increase our vulnerability to adverse economic and industry conditions;

•         require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, other general corporate purposes, acquisitions, dividends and share repurchases;

•         limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes, acquisitions, dividends and share repurchases;

•         place us at a disadvantage compared to our competitors that have less debt; and

•         limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

Currently our consolidated leverage is slightly above our long-term target range.

We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other businesses.  The success of our acquisition strategy will depend, in part, on our ability to:

●     identify suitable businesses to buy;

●     conduct suitable due diligence and negotiate the purchase of those businesses on acceptable terms;

●     complete the acquisitions within our expected time frame;

●     improve the results of the operations of the businesses that we buy and successfully integrate their operations into our own; and

●     respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  This may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including higher purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions often contemplate certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Our due diligence investigations may also fail to discover certain undisclosed liabilities.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating a number of acquisitions in markets we currently serve and new markets we have entered.  We acknowledge that a strategy of growth through acquisition does not come without risk and challenge.  We believe that our goodwill impairment loss is due in large part to the goodwill we recognized on an acquisitions completed in our East segment at the economy’s peak, which was subsequently determined to be impaired as a result of the economic decline and increased competition that followed.  While we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future, we are aware of the risks that it presents.

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Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), which we define as free cash flow(B) in excess of dividends declared and shares repurchased.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.  Higher interest expense will reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a portion of our acquisitions will be funded from excess free cash flow(B), which reduces the need for additional capital.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion about this risk is included in the Critical Accounting Estimates – Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts, transfer station operations and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds or letters of credit.  As of  December 31, 2015, we had approximately $411,600 of such bonds in place and approximately $177,100 of letters of credit issued.  Closure bonds are difficult and costly to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance could also impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions related to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate or have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions related to the cost of insurance, which is further affected by our claims history.  We don’t anticipate or have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at a cost that would preclude us from being competitive or impede our current or future operations.

We may be unable to successfully manage our growth

Our growth strategy may place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems in the time required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  We presently deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive revenues from municipal contracts that require competitive bidding by a variety of potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, these contracts may not be maintained or won in the future or may be won at lower pricing.  We may also be unable to meet bonding

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requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive revenues from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which would result in gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a pace that is not significantly less than the pace of loss.  However, there may be periods or years when losses are more prevalent than gains and vice versa.  Our track record of organic growth has generally been positive and we expect this trend to continue over the near to mid-term.

We depend on third-party disposal customers at our landfills and we cannot provide assurance that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended  December 31, 2015, approximately 57% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills to be able to operate them at profitable levels.

We cannot provide assurance that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot provide assurance that third-party customers will continue to utilize our sites and pay gate rates that generate acceptable margins for us.  Negative impacts could also occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in contracts with existing customers, in which case revenues and profitability could decline.  We have been successful at maintaining relationships with our disposal customers and are aware of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our East segment, we have faced a combination of soft economic conditions coupled with resilient competition.  Accordingly, we have had to endure increasing pricing pressures for a basket of constrained volumes.  We will continue to evaluate and re-evaluate our price and volume strategies in this segment with the objective of leveraging both.

Our segment operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Operations in our North segment are located in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. segments operate in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following states: Texas, Florida, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland, Virginia, Illinois and South Carolina, as well as the District of Columbia.

Economic downturns in Texas, New York, Florida, Ontario, Quebec and western Canada, and other factors affecting such states or provinces, such as state or provincial regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations, although we are partially insulated at a consolidated level give the geographic diversity of the business.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower C&D debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of our collection operations.  Higher than normal rainfall and more frequent rain storms can put additional stress on the construction industry and lower the volumes of waste received at our landfills.  We employ various strategies to combat the seasonal nature of our business where we can.  Inclement weather conditions are out of our control, but its impact is partially mitigated by the geographical diversity of our operations.  From an economic and regulatory perspective, we actively participate in the local economies we operate in and are an active voice at various levels of government.  We will continue to be active to ensure our interests are heard and considered.  The geographic diversification of our business helps insulate us from these issues on a consolidated basis.

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Revenues generated under municipal contracts with New York City represented 2.1% of our consolidated revenue in 2015. Termination, modification or non-renewal of such contracts could have an adverse effect on our business, results of operations and financial condition

We attribute 2.1% of our consolidated revenue in 2015 and 2.3% of our consolidated revenue in 2014 to our municipal contracts with New York City.  In February 2011, we responded to bids issued by New York City and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three-year term.  Each of these contracts has now been further extended to October 2017.   We are also a subcontractor for the export waste from the Borough of Queens.  As with prior contracts, New York City can terminate them upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the affected revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have and will continue to make proposals as requested by the City and until the City decides on the final plan and contractors.  On October 28, 2014, we announced that we would submit a bid in response to the New York City Department of Sanitation’s most recent proposal which requires bidders to deliver up to three thousand tons of waste per day to two Brooklyn marine transfer stations.  If New York City implements changes to this system, it is likely that our existing contracts with the City would be modified, terminated or not renewed.

We believe that we have the right compliment of employees to execute on this deliverable and we are not aware of any impediments at this time.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot provide assurance that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in obtaining insurance at commercially reasonable rates and on a basis that has been sufficient to cover our primary operating losses and claims.  We do not have any indication that our insurance coverage is, would be, or is about to be, insufficient.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future development and landfill closure and post-closure costs may turn out to be significantly different from actual results.  In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely.  To the extent that such events occur at a landfill, cash expenditures for closure and post-closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing.  Our management team has a successful track record of successfully obtaining expansion permits.  Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption.  Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life.  We don’t perceive this risk to be significant at this time.

Our operations may be negatively impacted by a cybersecurity incident

We use some form of information technology in our operations and such use creates various cybersecurity threats including the possibility of security breaches, operational disruptions and the release of non-public information (such as financial data, customer information and employee information).  Although we have taken various steps to protect ourselves against such risk, our efforts may not always be successful especially because of the rapidly changing nature of such cybersecurity threats.  In the event of a cybersecurity incident, our operations could be disrupted resulting in potential loss of customers, violation of laws and additional liabilities to the business.  Based on our internal standards and practices and strategy with regards to a cybersecurity incident, we don’t perceive this risk to be significant at this time.

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We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success will depend on, among other things, our ability to retain the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact to our operating results.

We may be subject to additional liabilities associated with multiemployer pension plans

We are a participating employer in a number of multiemployer defined benefit plans (the “Plans”) for employees who are covered by its subsidiaries’ collective bargaining agreements.  These Plans involve: (i) several participating employers who make contributions based on the collective bargaining agreement they have agreed upon with the associated union; and (ii) benefits which are already defined for Plan members.  We do not administer such Plans and certain Plans may be subject to funding deficiencies.

We may consider from time to time (and as part of re-negotiating its collective agreements) the complete or partial withdrawal from one or more of these Plans and in such case we could incur expenses associated with obligations for unfunded and vested member benefits.  We could also be subject to additional liabilities for such benefits in the event of a mass withdrawal by contributing employers to a Plan.

Factors that could affect our liability in the event of a withdrawal event include the return on existing Plan assets; the ratio of active workers to those who have already retired; and the financial status and number of participating employers, among other things.  Any such future Plan withdrawal event could have a material adverse on our business in a given reporting period.

Risks related to our industry

Some of our employees are covered by collective bargaining agreements and efforts by labour unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating costs

As of  December 31, 2015, approximately 1,600, or 19.5%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2020 and have terms generally ranging from three to five years.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters.  If we are unable to negotiate acceptable collective bargaining agreements, union initiated work stoppages, including strikes, may result.  Unfavourable collective bargaining agreements, work stoppages or other labour disputes may result in increased operating expenses and reduced operating revenue.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and/or impose undue costs on us.  Our collective bargaining agreements are negotiated on a location by location basis.  Accordingly, we believe that any work stoppage, strike or labour dispute would not have a significant adverse impact on our financial condition or results of operations.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased fuel costs through fuel surcharges

The price of fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  We will from time-to-time, in accordance with the terms of most of our customer contracts, attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  As a result, we have entered into a series of fuel hedges with a view to limiting our exposure to fluctuating fuel prices and to reduce operating cost variability, however, there can be no assurance that we will be successful in this regard.  While we have typically been successful in recovering rising fuel costs from our customer base, not all of our contracts allow us to pass along increasing fuel costs.  In addition, the pass

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through of rising fuel costs has been most difficult in our East segment in light of market conditions and competition.  Accordingly, entering into hedges that effectively offset increasing fuel costs where recoverability is limited allows us to reduce operating cost variability.  We remain confident that we can continue to pass along rising fuel costs or enter into hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process certain recyclable materials, such as OCC, paper (including newspaper, sorted office paper and mixed paper), plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  Certain of our landfill operations sell gas derived from their methane collection and processing operations.  Prices for this gas are subject to significant price fluctuations.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time-to-time we have entered into commodity swaps for OCC to limit our exposure to fluctuating OCC prices.  Our exposure to commodity price fluctuations is further mitigated by the diversity of our service offerings and revenues generated from them.  However, commodity price fluctuations can be significant and can affect our reportable revenues and earnings.  Please refer to the Outlook section of this MD&A for further discussion regarding the impact of commodity pricing on our business.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations, particularly in circumstances where we are unable to pass through such additional costs to our customers.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.

In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem profitability and growth risk as low in our North and West segments, but moderate in portions of our East segment.

On April 1, 2016, the Department of Justice in Canada notified us that the Commissioner of Competition is investigating whether our contracting practices, and those of other commercial waste collectors in certain local markets, are reviewable under the civil abuse of dominance provisions of the Competition Act.  We don’t believe that our contracting practices are anti-competitive and we are co-operating with the investigation.  It is premature to assess the likely outcome of the investigation.

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Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

●     reducing waste at the source, including recycling and composting;

●     prohibiting disposal of certain types of waste at landfills; and

●     limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

●     requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning,

composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

●     prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at less than capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

Extended producer responsibility (“EPR”) programs may impact our customer relationships and revenues

Numerous jurisdictions in Canada and the U.S. have passed, or are considering new legislation or regulations to implement, EPR programs that could affect our existing customer contracts.  EPRs shift the financial responsibility and the physical logistics for the end of life management of waste packaging, printed paper and designated products, such as tires and electronics, from the generator to the producer or brand owner and usually include mandated minimum recycling rates which must be achieved.  Declines in waste volumes could occur due to increased waste diversion associated with these EPR programs and existing contracts to collect and process recyclables could be lost as post life management responsibility and contractual obligations shift from our existing municipal and commercial generating customers to the brand owners who may manage their EPR obligations through co-operative stewardship agencies.  We would seek to participate in and partner with stewardship organizations as a solution provider to the producer members.  However, there remains a risk that we may not be successful in securing these relationships.

General risks

We may be subject to litigation that could materially affect our financial results

We are subject to various legal proceedings in the ordinary course of business.  As the factual and legal issues concerning these proceedings are sometimes not easily resolved, we are unable to determine beforehand the timing and cost to settle such litigation.  Furthermore, the final outcome of such matters could result in us making substantial payments which may materially affect our financial condition and operations.  At this time, we are not aware of any events that could materially impact our financial statements and results of operations.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will record a charge against earnings for any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) have caused the carrying value of our assets to be greater than their fair value, resulting in impairment.  Any such charges could have a material adverse effect on our results of operations.

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We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have an adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We continually review accounting rules and regulation and we work with our auditors and third party experts on all significant accounting and valuation matters.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  We cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.  However, we remain confident that we have established and maintain adequate internal controls over financial reporting and believe that our internal controls are effective.

Income tax

Tax interpretations, regulations and legislation in the various jurisdictions in which we operate are subject to measurement uncertainty and the interpretations can impact net income from income tax expense or recovery, and deferred income tax assets or liabilities.  In addition, tax rules and regulations, including those relating to foreign jurisdictions, are subject to interpretation and require judgment by us that may be challenged by the taxation authorities upon audit.

Payment of dividends is subject to various factors

Dividends paid by us may fluctuate.  The funds available for the payment of dividends from time-to-time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and the execution of our growth strategy and the terms of our existing indebtedness.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S.  Securities and Exchange Commission and thus there may be less information concerning us than publicly available for U.S. public companies

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the U.S.  Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information.  In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements.  Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

More than 50% of our total assets are located in the U.S.  However, in order to maintain our current status as a foreign private issuer under U.S. securities laws, a majority of our shares must continue to be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if a majority of our shares are held by residents of the U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS.  If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file

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periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings.  While we acknowledge that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.

As part of the business combination with WCI, we will distribute common shares to WCI stockholders, which will increase the proportion of our outstanding voting securities held by U.S. residents.  As a result, we expect that, after giving effect to the pending Merger with WCI, the Company will no longer qualify as a “foreign private issuer” under applicable U.S. securities laws.

As our financial statements are already presented in accordance with U.S. GAAP, if we no longer qualify as a foreign private issuer, there will be no change in the manner in which our financial statements are presented.  However, if we determine that we no longer qualify as a foreign private issuer following the Merger, we will be required to satisfy our reporting obligations using U.S. domestic reporting forms and will become subject to other rules applicable to a U.S. domestic issuer.  Subject to certain exemptions that may be available, we will also continue to be required to comply with our reporting obligations under Canadian securities laws.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s Board of Directors in fulfilling its oversight responsibilities in relation to the following:

•         establish and review safety, health and environmental policies, standards, accountability and programs;

•         manage and oversee the implementation of compliance systems;

•         monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•         receive audit results and updates from management with respect to health, safety and environmental performance;

•         review the annual budget for safety, health and environmental operations;

•         commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•         matters customarily performed by the committee; and

•         addressing any additional matters delegated to the committee by the Company’s Board of Directors.

The committee consists of no less than three directors.  Its members and its Chair are appointed annually by the Board of Directors, on the recommendation of the governance and nominating committee.

The Board of Directors may fill vacancies in the committee by election from its members, and if and when a vacancy exists in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the President and Chief Executive Officer of the Company, call a meeting of the committee.  Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend meetings of the committee.  The committee shall keep minutes of its meetings which shall be submitted to the Board of Directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

●       to review and recommend to the Board of Directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

●     to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the Board of Directors on the status of such matters;

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●     to review such other environmental matters as the committee may consider suitable or the Board of Directors may specifically direct.

The committee will regularly report to the Board of Directors on:

•         compliance with safety, health and environmental policies;

•         the effectiveness of safety, health and environmental policies; and

•         all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the Board of Directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed.  The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities.  These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes.  To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us.  Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies.  Our internal audit function supports the documentation of management’s intent and the ongoing maintenance of policies.  Policy owners are identified and referenced in the policy itself and drive the content of their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results.  When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The Company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance.  Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size.  Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities.  Both the policy owner and executive management must approve all new policies and changes to existing policies.  The audit committee and/or Board of Directors is also charged with reviewing Company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is retained via an on-line collaboration knowledge base.

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Policy owners review their respective policies, at least annually, and update the content as necessary.  Requests for new policies or permanent changes to existing policies are communicated to the policy owner and reviewed in proposal form by the Executive Standards Committee.  If approved, the new policy or permanent policy change is made by the policy owner and a cross functional reviewer is identified.  Once reviewed, the new policy or permanent policy change is resubmitted to the Executive Standards Committee for final review and approval.

Legislation and governmental regulation

We are subject to various laws and regulations, which if violated, could subject us to sanctions or third-party litigation or, if unchanged, could lead to increased costs or the interruption of normal business operations that would negatively impact our business results and financial condition.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality (including carbon or green house gas emissions), water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued for such purposes.

Extensive regulations govern the design, operation, and closure of landfills.  If we fail to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by legislation governing interstate shipments of waste.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in our transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business there.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  If any additional fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operating results and profitability would be negatively affected.

We must comply with the requirements of federal, provincial, and state laws and regulation related to worker health and safety.  These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

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The operational and financial effects of the various laws and regulations concerning our business could require us to make significant expenditures or otherwise adversely affect the way we operate our business, which may have an adverse effect on our business, financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws or regulations, and to civil claims from parties alleging some harm as a consequence of contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which we may be responsible.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens and environmental advocacy groups, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental, health and safety laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities requiring that we take certain actions and/or alleging, amongst other things, that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact our results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine or penalty could also have an adverse effect our financial condition and results of operations.

Environmental contamination

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from our activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford to contribute. If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil, air or groundwater.  They also may have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into the soil, air or groundwater.  Depending on the nature of our acquisition of these businesses and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtains in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  If the cost of compliance or any remediation substantially exceeds our applicable reserves and insurance coverage, it could have an adverse effect on our business, financial condition and results of operations.

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Climate Change Risk

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, Green House Gas (“GHG”) emissions.  The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of GHG, particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America's largest environmental services companies we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs, three landfill gas to energy facilities and one landfill gas to natural gas facility.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing and adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

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Financial Information Controls and Procedures

For the three months ended March 31, 2016, there have been no changes to the Company’s internal control over financial reporting that had, or are reasonably likely to have, a material impact on its internal controls over financial reporting.

Definitions and Notes

(A)  All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  They also include certain equity based compensation amounts, payments made to certain senior management on their departure and other expenses from time-to-time, including branding costs and costs incurred on the pending merger with WCI.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance, including legal costs related thereto, and employee relocation.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item, amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – as a non-cash item, the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B).  In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time-to-time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – as a non-cash item, loss on debt extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

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Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets, and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting for, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures is important for investors and is used by management to manage its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

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Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income or loss are detailed in the statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital and landfill assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations.  A reconciliation between operating income or loss and adjusted EBITDA is provided below.  Adjusted operating income, Adjusted EBITA and adjusted net income are also presented below.

	Three months ended
	March 31
	2016	2015

Net (loss) income	$(2,010)	$18,121
Add back the following:
Income tax (recovery) expense	(3,920)	5,121
Net loss on financial instruments	13,862	10,759
Net foreign exchange loss (gain)	1,144	(283)
Interest on long-term debt	12,462	15,456
Net gain on sale of capital and landfill assets	(138)	(9,194)
Amortization	65,782	64,009
Transaction and related costs - SG&A	81	228
Fair value movements in stock options - SG&A(*)	2,716	729
Restricted share expense - SG&A(*)	423	311
Non-operating expenses - SG&A	21,871	1,615
Adjusted EBITDA	112,273	106,872
Less the following:
Amortization of capital and landfill assets	54,864	52,711
Adjusted EBITA	57,409	54,161
Less the following:
Net gain on sale of capital and landfill assets	(138)	(9,194)
Amortization of intangibles	10,918	11,298
Adjusted operating income or adjusted operating EBIT	$46,629	$52,057

Net (loss) income	$(2,010)	$18,121
Transaction and related costs - SG&A	81	228
Fair value movements in stock options - SG&A(*)	2,716	729
Restricted share expense - SG&A(*)	423	311
Non-operating expenses - SG&A	21,871	1,615
Net loss on financial instruments	13,862	10,759
Net income tax recovery	(9,939)	(3,521)
Adjusted net income	$27,004	$28,242

Note:
(*)Amounts exclude LTIP compensation.

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(B)  We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

(C) Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively “facility costs”, incurred at our operating locations have been reclassified from SG&A expense to operating expenses.  Facility costs incurred by our corporate, region and area offices remain in SG&A expense.  The reclassification better reflects these costs as costs of operations and aligns the classification of these costs on a basis consistent with our peers.  Prior period amounts have been reclassified to conform to the current period presentation and the reclassification had no impact on operating income and our results.

(D) Effective with the release of our first quarter 2015 results, we announced the reorganization of our regional management structure.  Our previously reported U.S. northeast segment was joined by a portion of our previously reported U.S. south segment, and combined became our East segment.  The remainder of our previously reported U.S. south segment was renamed our West segment.  Our previously reported Canadian segment was renamed the North segment.  These segment changes were made to align with our reorganized management structure.  The objective of the reorganization was to satisfy our profitability and shareholder return goals outlined in our five year plan, which includes the optimization of our area management teams and the streamlining of certain corporate office functions.  In connection with this reorganization, all previously reported segment amounts and discussions have been adjusted to conform to the current period segment information, comprising the North, East and West.

(E) We manage our capital and landfill spending based on the goods and services we receive in a particular period or year and our outlook is presented on a similar basis.  Accordingly, to align our reporting of free cash flow(B) with our management of capital and landfill spending, we have adjusted our reported amounts of free cash flow(B) to include the working capital adjustment for both expenditures, thereby reflecting our receipt of capital and landfill assets in a reporting period.  The prior period presentation of free cash flow(B) reflects this change and conforms with the current period presentation.

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